Exhibit 99.1

Cipher Pharmaceuticals Inc.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

and

MANAGEMENT INFORMATION CIRCULAR

March 31, 2015

Cipher Pharmaceuticals Inc.

March 31, 2015

Dear Shareholders:

It is my great pleasure to invite you to the Annual and Special Meeting (the “Meeting”) of Cipher Pharmaceuticals Inc. (the “Corporation”) to be held on Wednesday, May 13, 2015 at the offices of Goodmans LLP, Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7 at 11:00 a.m. (Toronto time).

The items of business to be considered and voted upon at this Meeting are described in the Notice of Annual and Special Meeting and the accompanying Management Information Circular.

You may find further information concerning the Corporation on our website: www.cipherpharma.com. We encourage you to visit our website before attending the Meeting.

Your participation at this Meeting is important. We encourage you to exercise your right to vote, which can easily be done by following the instructions provided in the Management Information Circular and form of proxy, or a voting instruction form if you are not a registered shareholder.

At the Meeting, a report on the Corporation’s affairs will be provided by senior management. You will also have the opportunity to ask questions and to meet the Corporation’s Board of Directors.

We look forward to seeing you on May 13, 2015.

Yours very truly,

“Gerald McDole” (signed)

Gerald McDole
Chair of the Board of Directors
Cipher Pharmaceuticals Inc.

TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR	1

HOW TO VOTE YOUR SHARES	1

Registered Shareholders and Non-Registered Shareholders	1
How to Vote – Registered Shareholders	2
How to Vote – Non-Registered Shareholders	3

RECORD DATE	5

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	5

Matters to be considered at the meeting	5

Financial Statements and Auditor’s Report	5
Election of Directors	5
Re-Appointment of Auditor	8
Confirmation of the Adoption of By-law 3 with respect to Advance Notice of Election of Directors	8
Confirmation of the Adoption of Amended and Restated By-law 1	9
Amendment of Stock Option Plan	10
Performance and Restricted Share Unit Plan	11

STATEMENT OF EXECUTIVE COMPENSATION	15

Compensation Discussion and Analysis	15
Risk Management	17
Performance Graph	17
Summary Compensation Table	18
Executive Employment Agreements	19
Incentive Plan Awards	20
Description of the Stock Option Plan	21
Pension Plan Benefits	22
Termination and Change of Control Benefits	22
Compensation Committee	23
Director Compensation	23
Hedging	25
Compensation Recoupment Policy	25
Securities Authorized for Issuance Under Equity Compensation Plans	25

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS	26

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	26

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	27

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	27

OTHER MATTERS	27

ADDITIONAL INFORMATION	27

CERTIFICATE	27

APPENDIX A	BY-LAW 3 RESOLUTION
APPENDIX B	BY-LAW 3
APPENDIX C	AMENDED AND RESTATED BY-LAW 1 RESOLUTION
APPENDIX D	AMENDED AND RESTATED BY-LAW 1
APPENDIX E	STOCK OPTION PLAN RESOLUTION
APPENDIX F	STOCK OPTION PLAN
APPENDIX G	PERFORMANCE AND RESTRICTED SHARE UNIT PLAN RESOLUTION
APPENDIX H	PERFORMANCE AND RESTRICTED SHARE UNIT PLAN
APPENDIX I	STATEMENT OF CORPORATE GOVERNANCE PRACTICES
APPENDIX J	CHARTER OF THE BOARD OF DIRECTORS OF CIPHER PHARMACEUTICALS INC.

CIPHER PHARMACEUTICALS INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 13, 2015

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the common shareholders of Cipher Pharmaceuticals Inc. (“Cipher” or the “Corporation”) will be held on Wednesday, May 13, 2015 at the offices of Goodmans LLP, Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7, at 11:00 a.m. (Toronto time), for the following purposes:

(a)	to receive and consider the financial statements of the Corporation for the year ended December 31, 2014, together with the report of the auditor thereon;

(b)	to elect directors for the ensuing year;

(c)	to appoint the auditor for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

(d)	to consider, and if deemed advisable, to pass a resolution confirming the adoption of By-law 3 which introduces advance notice provisions for the election of directors;

(e)	to consider, and if deemed advisable, to pass a resolution confirming the adoption of Amended and Restated By-law 1 relating generally to the conduct of the affairs of the Corporation;

(f)	to consider, and if deemed advisable, to pass a resolution authorizing the amendment of the Corporation’s Stock Option Plan;

(g)	to consider, and if deemed advisable, to pass a resolution authorizing the adoption of the Corporation’s Performance and Restricted Share Unit Plan; and

(h)	to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

Only holders (“Shareholders”) of record at the close of business on Monday, March 30, 2015 (the “Record Date”) of common shares of the Corporation are entitled to notice of and to attend the Meeting or any adjournments or postponements thereof and to vote thereat.

Shareholders may vote in person at the Meeting or any adjournments or postponements thereof, or they may appoint another person (who need not be a Shareholder) as their proxy to attend and vote in their place.

Shareholders unable to be present at the Meeting are requested to date and sign the enclosed form of proxy and return it to Computershare Investor Services Inc., attention: Proxy Department, 100 University Ave., 8th Floor, Toronto, Ontario, M5J 2Y1, or by fax (1-866-249-7775 or 416-263-9524) not later than 5:00 p.m. (Toronto time) on May 11, 2015, or with the Chair of the Meeting before the commencement of the Meeting, or, if the Meeting is adjourned or postponed, not less than 24 hours, excluding Saturdays, Sundays and statutory holidays in Toronto, Ontario, preceding the time of such adjourned or postponed Meeting or with the Chair of the Meeting before the commencement of such adjourned or postponed Meeting. Voting can also be done by phone or internet as described in the accompanying Management Information Circular.

A Management Information Circular relating to the business to be conducted at the Meeting and an Annual Report containing the audited financial statements of the Corporation for the fiscal year ended December 31, 2014 (as applicable) accompany this Notice.

DATED at Toronto, Ontario this 31st day of March, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

“Gerald McDole” (signed)
Chair of the Board of Directors

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular (the “Circular”) is furnished to shareholders of Cipher Pharmaceuticals Inc. (the “Corporation” or “Cipher”) in connection with the solicitation by and on behalf of the management of the Corporation of proxies to be used at the Annual and Special Meeting of Shareholders (the “Meeting”) of the Corporation to be held on Wednesday, May 13, 2015 at the offices of Goodmans LLP, Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7, at 11:00 a.m. (Toronto time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the attached Notice of Annual Meeting of Shareholders (the “Notice”).

This Circular, the Notice, the accompanying form of proxy and the Corporation’s Annual Report (as applicable) are being mailed on or before April 22, 2015 to shareholders of record of the Corporation as of the close of business on March 30, 2015. The Corporation will bear all costs associated with the preparation and mailing of this Circular, the Notice, the accompanying form of proxy and the Corporation’s Annual Report, as well as the cost of the solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of the Corporation may also directly solicit proxies (but not for additional compensation) personally, by telephone, by telefax or by other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

All amounts referred to in this Circular are presented in Canadian dollars, unless otherwise noted.

HOW TO VOTE YOUR SHARES

Your vote is important. Please read the information below to ensure your shares are properly voted.

Registered Shareholders and Non-Registered Shareholders

How you vote your shares depends on whether you are a registered shareholder or a non-registered shareholder. In either case, there are two ways you can vote at the Meeting – by appointing a proxyholder or by attending in person.

Registered Shareholder:

You are a registered shareholder if you hold one or more share certificates which indicate your name and the number of shares which you own. As a registered shareholder, you will receive a form of proxy from Computershare Investor Services Inc. (“Computershare”) representing the shares you hold. If you are a registered shareholder refer to “How to Vote – Registered Shareholders” below.

Non-Registered Shareholder:

You are a non-registered shareholder if an intermediary such as a securities dealer, broker, bank, trust company or other nominee holds your shares for you, or for someone else on your behalf, registered in the name of the nominee. In accordance with applicable securities laws, the Corporation distributes copies of its Meeting materials to non-registered shareholders directly or to intermediaries for onward distribution to non-registered shareholders. As a non-registered shareholder, you will most likely receive a Voting Instruction Form from either Computershare on behalf of Cipher (if you are a non-objecting beneficial owner of shares willing to have your nominee disclose your ownership information to Cipher) or Broadridge Investor Communications Corporation (“Broadridge”) on behalf of intermediaries (if you are an objecting beneficial owner of shares not willing to have your nominee disclose your ownership information to Cipher), although in some cases you may receive a form of proxy from the securities dealer, broker, bank, trust company or other nominee holding your shares. If you are a non-registered shareholder, refer to “How to Vote - Non-Registered Shareholders” below.

How to Vote – Registered Shareholders

If you are a registered shareholder you may either vote by proxy or in person at the Meeting.

Submitting Votes by Proxy

There are four ways to submit your vote by proxy:

(	phone

8	internet

+	mail

Ê	fax

in accordance with the instructions on the form of proxy.

If you are voting by phone or internet, you will need the pre-printed Control Number, Holder Account Number and Access Number on your form of proxy.

A proxy submitted by mail or fax must be in writing, dated the date on which you signed it and be signed by you (or your authorized attorney). If a proxy submitted by mail or fax is not dated, it will be deemed to bear the date on which it was sent to you. If such a proxy is being submitted on behalf of a corporate shareholder, the proxy must be signed by an authorized officer or attorney of that corporation, whose title should be indicated. Documentation evidencing power to sign the proxy may be required. A form of proxy executed by a person acting as attorney or in some other representative capacity should state such person’s capacity following his or her signature. Documentation evidencing power to sign the proxy may be required.

If you are voting your shares by proxy, you must ensure that your completed and signed proxy form or your phone or internet vote is received by Computershare not later than 5:00 p.m. (Toronto time) on May 11, 2015 or, if the Meeting is adjourned or postponed, not less than 24 hours excluding Saturdays, Sundays and statutory holidays in Toronto, Ontario, preceding the time of such adjourned or postponed Meeting, or is provided to the Chair of the Meeting before the commencement of the Meeting or any adjourned or postponed Meeting.

Appointment of Proxyholder

Unless you specify a different proxyholder or specify how you want your shares to be voted, the Cipher representatives whose names are pre-printed on the form of proxy (who are directors or officers of the Corporation) will vote your shares:

•	FOR the election as directors each of the nominees named in this Circular;

•	FOR the re-appointment of PricewaterhouseCoopers LLP as auditor and authorizing the directors to fix the auditor’s remuneration;

•	FOR the confirmation of the adoption of By-law 3;

•	FOR the confirmation of the adoption of Amended and Restated By-law 1;

•	FOR amendment of the Corporation’s Stock Option Plan; and

•	FOR the adoption of the Corporation’s Performance and Restricted Share Unit Plan.

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You have the right to appoint someone else (who need not be a shareholder) as your proxyholder; however, if you do, that person must vote your shares in person on your behalf at the Meeting. To appoint someone else your proxyholder, insert the person’s name in the blank space provided on the form of proxy or complete, sign, date and submit another proper form of proxy naming that person as your proxyholder.

If you choose to vote by proxy, you are giving the person (referred as a “proxyholder”) or people named on your form of proxy the authority to vote your shares on your behalf at the Meeting.

You may indicate on the form of proxy how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you. If you do not specify on the form of proxy how you want your shares to be voted, your proxyholder will have the discretion to vote your shares as they see fit.

The form of proxy accompanying this Circular gives the proxyholder discretion with respect to any amendments or changes to matters described in the Notice of Annual and Special Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Circular, the Company is not aware of any amendments, changes or other matters to be addressed at the Meeting.

Voting in Person

If you attend in person, you do not need to complete or return your form of proxy. When you arrive at the Meeting, a Computershare representative will register your attendance before you enter the Meeting.

If you vote in person at the Meeting and had previously completed and returned your form of proxy, your proxy will be automatically revoked and any votes you cast at the Meeting will count.

Revoking a Vote Made by Proxy

You have the right to revoke a proxy as to any matter on which a vote has not already been cast pursuant to its authority by one of the following methods:

•	Vote again by phone or internet not later than the deadline described above under “How to Vote – Registered Shareholders – Submitting Votes by Proxy”;

•	Deliver another completed and signed form of proxy, dated later than the first form of proxy, by mail or fax such that it is received by Computershare not later than the deadline described above under “How to Vote – Registered Shareholders – Submitting Votes by Proxy”;

•	Personally attend the Meeting and vote your shares; or

•	In any other manner permitted by law.

How to Vote – Non-Registered Shareholders

If you are a non-registered shareholder and Computershare has sent these materials directly to you on behalf of Cipher, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials directly to you, Cipher (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Submitting Voting Instructions

There are four ways to submit your vote by Voting Instruction Form:

(	phone

3

8	internet

+	mail

Ê	fax

in accordance with the instructions on the Voting Instruction Form.

If you are a non-registered shareholder and have received a Voting Instruction Form from Computershare, you must complete and submit your vote by phone, internet, mail or fax, in accordance with the instructions on the Voting Instruction Form. On receipt of a properly completed and submitted form, a legal form of proxy will be submitted on your behalf.

You must ensure your completed, signed and dated Voting Instruction Form or your phone or internet vote is received by Computershare not later than 5:00 p.m. (Toronto time) on May 11, 2015 or, if the Meeting is adjourned or postponed, not less than 24 hours, excluding Saturdays, Sundays and statutory holidays in Toronto, Ontario, preceding the time of such adjourned or postponed Meeting. If a Voting Instruction Form submitted by mail or fax is not dated, it will be deemed to bear the date on which it was sent to you.

If you are a non-registered shareholder and have received a Voting Instruction Form from Broadridge, please complete and submit your vote by phone, internet or mail in accordance with the instructions provided to you on the form prior to the deadline specified by Broadridge. Voting by fax is not available in this instance.

In some cases, you may have received a form of proxy instead of a Voting Instruction Form, even though you are a non-registered shareholder. Such a form of proxy will likely be stamped by the securities dealer, broker, bank, trust company or other nominee or intermediary holding your shares and be restricted as to the number of shares to which it relates. In this case, you must complete the form of proxy and submit it to Computershare as described above under “How to Vote – Registered Shareholders – Submitting Votes by Proxy”.

Voting in Person

If you have received a Voting Instruction Form and wish to attend the Meeting in person or have someone else (who need not be a shareholder) attend on your behalf, you must complete, sign and return the Voting Instruction Form in accordance with the instructions on the form in that regard. Unless prohibited by law, the person you designate to attend the Meeting will have full authority to present matters to the Meeting and vote all matters presented at the Meeting, even if those matters are not set out in the Voting Instruction Form or this Information Circular. You, or such other designated person if applicable, must then vote your shares in person at the Meeting.

If you have received a form of proxy instead of a Voting Instruction Form and wish to attend the Meeting in person or have someone else attend on your behalf, you must insert your name, or the name of the person you wish to attend on your behalf, in the blank space provided on the form of proxy. You must ensure that your completed and signed proxy form is received by Computershare not later than 5:00 p.m. (Toronto time) on May 11, 2015 or, if the Meeting is adjourned or postponed, not less than 24 hours, excluding Saturdays, Sunday and statutory holidays, in Toronto, Ontario, preceding the time of such adjourned or postponed Meeting. You, or such other designated person if applicable, must then vote your shares in person at the Meeting.

When you or your designated person arrive at the Meeting, a Computershare representative will register such attendance before you or your designated person enter the Meeting.

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Revoking a Voting Instruction Form or Proxy

If you wish to revoke a Voting Instruction Form or a form of proxy as to any matter on which a vote has not already been cast pursuant to its authority and you received your Voting Instruction Form from Computershare, you may vote again by phone or internet, or by delivering another completed and signed Voting Instruction Form dated later than the first Voting Instruction Form by mail or fax to Computershare, not later in any case than the deadline described above under “How to Vote – Non-Registered Shareholders – Submitting Voting Instructions”. If you received your Voting Instruction Form from Broadridge, and voted by phone or internet, you may vote again by phone or internet prior to the deadline specified by Broadridge. If you received your Voting Instruction Form from Broadridge and voted by mail, please contact your account service provider at your intermediary for instructions should you wish to revoke your Voting Instruction Form. If you received a form of proxy from your securities dealer, broker, bank, trust company or other nominee or intermediary, please refer to “How to Vote – Registered Shareholders – Revoking a Vote Made by Proxy” above. In any case you must comply with any applicable requirements relating to the revocation of votes made by Voting Instruction Form or proxy.

RECORD DATE

The Board has fixed the close of business on March 30, 2015 as the record date (the “Record Date”) for the Meeting. Only holders of record of common shares at the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at March 31, 2015, there were issued and outstanding 25,893,110 common shares. Holders of common shares as at the time of taking any vote on the date of the Meeting are entitled to cast one vote per common share held by them on each matter to be acted on at the Meeting.

The following table sets forth information with respect to the only shareholder known to the directors or officers of the Corporation to own beneficially, or exercise control or direction over, directly or indirectly, more than ten percent of the issued and outstanding common shares of the Corporation (the “common shares”), as at March 31, 2015:

	Number of Shares		Percentage of Common Shares
Dr. John D. Mull	9,622,299	(1)	37.2%

(1)	9,349,150 of these shares are held by 1207407 Ontario Limited, all of the securities of which are held by Dr. Mull.

The Corporation has been advised that 1207407 Ontario Limited and Dr. John D. Mull intend to vote their common shares for the election of the management nominees named in this Circular as directors of the Corporation; for the re-appointment of PricewaterhouseCoopers LLP as auditor and to authorize the directors to fix the auditor’s remuneration; for the confirmation of the adoption of By-law 3; for the confirmation of the adoption of Amended and Restated By-law 1; for the amendment of the Corporation’s Stock Option Plan; and for the adoption of the Corporation’s Performance and Restricted Share Unit Plan.

Matters to be considered at the meeting

Financial Statements and Auditor’s Report

Management, on behalf of the Board of Directors of the Corporation (the “Board”), will submit to the shareholders at the Meeting the Financial Statements of the Corporation for the fiscal year ended December 31, 2014 and the Auditor’s Report thereon, but no vote by the shareholders with respect thereto is required or proposed to be taken. The Financial Statements and Auditor’s Report are included in the Corporation’s 2014 Annual Report.

Election of Directors

Under the Articles of Incorporation of the Corporation, the Board is to consist of a minimum of one and a maximum of ten directors. The directors are authorized to determine from time to time, by resolution, the number of directors of the Corporation and the number of directors to be elected at the annual meeting of the shareholders of the Corporation, such number being within the minimum and maximum numbers provided for in the Corporation’s articles. The number of directors currently is set at six. The term of office of each director expires at the time of the Meeting unless successors are not elected, in which case the directors remain in office until their successors are elected or appointed in accordance with applicable law and the Corporation’s by-laws.

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Management proposes to nominate, and the persons named in the accompanying form of proxy, in the absence of specifications or instructions to withhold from voting on the proxy, will vote for the election of the six persons whose names are set forth below, all of whom are now and have been directors for the periods indicated, but will not vote for a greater number of persons than the number of nominees named in the form of proxy. Management does not contemplate that any of the nominees will be unable to serve as a director. If, as a result of circumstances not now contemplated, any nominee is unavailable to serve as a director, the proxy will be voted for the election of such other person or persons as management may select. Each director elected will hold office until the next annual meeting of shareholders of the Corporation, or until his/her respective successor is elected or appointed in accordance with applicable law and the Corporation’s by-laws.

The Board has adopted a policy regarding majority voting in the election of directors. For details regarding this policy see “Majority Voting in Director Elections” in Appendix J hereto.

The following table sets forth information with respect to each of the six management nominees for director, including the number of common shares of the Corporation, beneficially owned, directly or indirectly, or over which control or direction is exercised by each such nominee, as at March 31, 2015:

Name and Province or State of Residence of Nominee	Director Since	Other Positions and Offices Presently Held With Corporation	Principal Occupation	Cipher Common Shares

Gerald P. McDole(1) Ontario, Canada	Feb. 23, 2004	Chair	Retired. Former President and Chief Executive Officer of AstraZeneca Canada Inc.’s pharmaceutical operations	50,237

Dr. John D. Mull(2) Ontario, Canada	Jan. 9, 2004	—	Chief Executive Officer, Typhon Group Limited	9,622,299	(3)

Stephen R. Wiseman(4) Ontario, Canada	Aug. 3, 2005	—	Retired. Former Chair of CML HealthCare Inc. and former Partner of Taylor Leibow LLP	35,922

Dr. Stefan Aigner(5) Pennsylvania, U.S.A.	Dec. 6, 2007	—	Chief Executive Officer, Inspirion Delivery Technologies, LLC	43,671

Dr. William D. Claypool(6) Pennsylvania, U.S.A.	Nov. 3, 2009	—	President and Chief Operating Officer, Hsiri Therapeutics, LLC	133,430

Thomas G. Wellner Ontario, Canada	Mar. 12, 2014	—	President and Chief Executive Officer, Revera Inc.	1,313

(1)	Mr. McDole is the Chair of the Board, Chair of the Nominating and Governance Committee, Chair of the Compensation Committee and a member of the Audit Committee.
(2)	Dr. Mull is a member of the Audit Committee, the Nominating and Governance Committee and the Compensation Committee.
(3)	An associate of Dr. Mull owns and controls an additional 17,700 common shares.
(4)	Mr. Wiseman is the Chair of the Audit Committee and a member of the Nominating and Governance Committee and the Compensation Committee.
(5)	Dr. Aigner is a member of the Audit Committee, the Nominating and Governance Committee and the Compensation Committee.
(6)	Dr. Claypool is a member of the Audit Committee, the Nominating and Governance Committee and the Compensation Committee.

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The following are brief biographies of each of the nominees for director:

Gerald P. McDole (Age 75): Mr. McDole retired as President and Chief Executive Officer of AstraZeneca Canada Inc.’s pharmaceutical operations at the end of 2003. He was previously President and Chief Executive Officer of Astra Pharma Inc., and led the merger with Zeneca Pharma Inc. He currently serves as a director of Medicure Inc. Mr. McDole holds a BSc. and a certificate of Business Management from the University of Manitoba, an MBA from Simon Fraser University, and a business administration diploma from the University of Toronto. Mr. McDole is Cipher’s Chair of the Board of Directors and he also serves as Chair of the Nominating and Governance Committee and Chair of the Compensation Committee.

Dr. John D. Mull (Age 82): Dr. Mull is currently the Chief Executive Officer of Typhon Group Limited, a private equity capital corporation. Dr. Mull is the founder and until August 8, 2006 was the Chief Executive Officer of both Cipher and CML HealthCare Inc. (“CML”). Dr. Mull is also the founder and former Chief Executive Officer of Pharma Medica Research Inc. (“Pharma Medica”) and Starplex Scientific, Inc. (“Starplex”). In those capacities, he has overseen the operations of significant enterprises and been involved in more than thirty merger and acquisition transactions. Cipher and Pharma Medica were subsidiaries of CML prior to CML’s conversion to an income trust in 2004. At the time, CML was one of the largest operators of medical diagnostic and medical imaging facilities in Canada and in the United States. Its peak market capitalization exceeded $1.4 billion. CML merged with LifeLabs Medical Laboratory Services (“LifeLabs”) in 2013. Pharma Medica is a contract research organization that provides services to pharmaceutical and other life science companies. Starplex develops and manufactures innovative medical devices. Dr. Mull is a graduate of the Faculty of Medicine, University of Toronto, and completed his training in Anatomic and Clinical Pathology at the University of Michigan (Ann Arbor). He is certified in Pathology by the Royal College of Physicians and Surgeons and in Anatomic and Clinical Pathology by the American College of Physicians and Surgeons. His original investigative research work in those fields involved publication of 15 papers in various medical journals. Dr. Mull’s experience in practice as a staff pathologist at hospitals in South Western Ontario convinced him that healthcare providers required high quality medical diagnostic services not then available. He founded CML in 1971 to address that need.

Stephen R. Wiseman (Age 69): Mr. Wiseman was Chair of the Board of CML HealthCare Inc. until March 3, 2011. He was previously a partner of Taylor Leibow LLP, the largest independent accounting firm in the greater Hamilton and Burlington region and he continues to serve as an advisor and consultant with the firm. Mr. Wiseman is a member of the Chartered Professional Accountants of Canada and the Chartered Professional Accountants of Ontario. In addition, he holds a CFE designation from the Association of Certified Fraud Examiners. Prior to joining Taylor Leibow in 1976, Mr. Wiseman held academic positions at McMaster University, University of Regina and University of Ottawa. He earned his MBA from McMaster University and Bachelor of Commerce and Master of Arts (Economics) degrees from the University of Ottawa. Mr. Wiseman serves as Chair of Cipher’s Audit Committee.

Dr. Stefan Aigner, MD, CFA (Age 50): Dr. Aigner is a founder and Chief Executive Officer of Inspirion Delivery Technologies, LLC, a company formed in 2008 to pursue abuse deterrent product development, and he has been principally occupied in that role since May 2008. In addition, Dr. Aigner is the Managing Partner and founder of Inspirion Pharmaceuticals LLC, a pharmaceutical affiliate of Lindsay Goldberg LLC, a New York based private equity fund. From 2006 until 2008, Dr. Aigner was the Executive Vice-President, Corporate and Business Development at Alpharma, Inc. (“Alpharma”) a global specialty pharmaceutical company. Before joining Alpharma, Dr. Aigner was co-founder and Executive Vice President of Business Development and Medical Affairs for Reliant Pharmaceuticals, Inc. (“Reliant”) a pharmaceutical company that specializes in the development, commercialization and marketing of prescription therapeutic products. Dr. Aigner served at Reliant from 1999 to 2006. During his tenure at Reliant, Dr. Aigner led the company through multiple acquisitions and significant in-licensing transactions and was responsible for building the company’s cardiovascular portfolio through partnerships with leading U.S. and European companies. Prior to working at Reliant, Dr. Aigner was a consultant with healthcare consulting firm The Wilkerson Group from 1996 to 1999. Dr. Aigner graduated summa cum laude with a degree in medicine from the University of Erlangen, Nuremberg, Germany.

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Dr. William Claypool (Age 64): Since January of 2012, Dr. Claypool has been the President and Chief Operating Officer of Hsiri Therapeutics, LLC, a development stage pharmaceutical company focused on antibiotic drugs. Prior to that, he was a Senior Partner at Pennmark Associates, LLC, a pharmaceutical development consulting firm, he co-founded in October 2008. He was President of Phoenix Data Systems, Inc., a wholly owned subsidiary of BioClinica, Inc., from March 2008 until September of 2008.  Before that, Dr. Claypool served as President, Chief Executive Officer and Chair of Phoenix Data Systems, Inc. from January 2001 until its sale in March 2008. From January 2001 until June 2001, he served as President and Chief Executive Officer of The GI Company. From 1991 to 2001 Dr. Claypool held a number of senior management positions with SmithKline Beecham Pharmaceuticals, including Senior Vice President and Director of Worldwide Clinical Development and Medical Affairs. Dr. Claypool was a director at ViroPharma prior to its sale to Shire Pharmaceuticals. He was a director at Morphotek prior to its sale to Eisai Pharmaceuticals. He was also a board member of 3 Dimensional Pharmaceuticals prior to its sale to Johnson & Johnson. Dr. Claypool received his medical degree from the University of Connecticut School of Medicine and completed his residency and fellowship at the Hospital of the University of Pennsylvania.

Thomas G. Wellner (Age 50): Mr. Wellner is the President and Chief Executive Officer of Revera Inc. (“Revera”), which is a leading provider of seniors’ accommodation, care and services, with responsibility for a network of 60,000 employees, 500 sites across Canada, the U.S. and the UK. Mr. Wellner’s holding company, WellCap Advisors Limited, provides strategic guidance to a number of clients and also invests in healthcare and technology companies. Prior to his role at Revera, Mr. Wellner was co-CEO of LifeLabs Inc., Canada’s largest laboratory services company, where until February 2014 he was responsible for leading the integration of CML into LifeLabs. Further, Mr. Wellner was President and Chief Executive Officer of CML from February 2012 until October 2013 and in such role, he led the company through a transformational and strategic re-assessment, culminating in the signing of a $1.2B transaction to merge CML into LifeLabs. Mr. Wellner also spent 20 years with Eli Lilly & Company in a variety of senior operational and strategic leadership roles in Canada, China, United States, Latin America, Europe, and the United Kingdom. He has also worked with private equity on a startup as President and CEO of Therapure Biopharma Inc., a bio-manufacturing and drug development company. He currently serves on the boards of DiaMedica Inc. (DMA:TSX), Novadaq Technologies Inc. (NDQ:TSX), Freshbooks (private Canadian company) and Atlantic Healthcare Plc (private company in the United Kingdom). Mr. Wellner holds a Bachelor of Science with Honours in Life Sciences from Queens University and he recently completed his Institute of Corporate Directors, ICD.D designation at the Rotman School of Business.

There are no contracts, arrangements or understandings between any management nominee and any other person (other than the directors and officers of the Corporation acting solely in such capacity) pursuant to which the nominee has been or is to be elected as a director.

The current directors and officers of the Corporation as a group (nine persons) owned beneficially or exercised control or direction over 9,940,097 common shares, or approximately 38.4%, of the common shares, as at March 31, 2015. See also “Voting Securities and Principal Holders of Voting Securities”.

Re-Appointment of Auditor

At the Meeting, the shareholders will be asked to re-appoint PricewaterhouseCoopers LLP as the auditor of the Corporation until the next annual meeting of shareholders, based on the recommendation of the Audit Committee and the Board, and to authorize the directors to fix the remuneration of the auditor. PricewaterhouseCoopers LLP has been the auditor of the Corporation since the Corporation became a public company in February 2004. The persons named in the accompanying form of proxy, in the absence of specifications or instructions to withhold from voting on the form of proxy, will vote for the re-appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation and to authorize the directors to fix the remuneration of the auditor. Representatives of PricewaterhouseCoopers LLP are expected to attend the Meeting.

Confirmation of the Adoption of By-law 3 with respect to Advance Notice of Election of Directors

On December 17, 2014, the Board approved the adoption of By-law 3, amending the Corporation’s By-law 1. By-law 3 introduces a requirement to provide advance notice to the Corporation in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to: (a) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (Ontario) (the “OBCA”); or (b) a shareholder proposal made pursuant to the provisions of the OBCA.

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By-law 3 fixes a deadline by which shareholders of record must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation. In the case of an annual meeting of shareholders, notice to the Corporation must be provided not less than 30 days prior to the date of the annual meeting. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be provided no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Board believes By-law 3, which is similar to the advance notice by-laws adopted by many other Canadian companies, benefits shareholders for the following reasons:

•	By-law 3 does not prevent shareholders from making director nominations;

•	By-law 3 ensures an orderly, fair and open nomination process and that shareholders are properly informed, in a timely way, in advance of a proxy contest and have the relevant information to knowledgeably vote on contested director elections; and

•	because the Corporation's current articles and by-laws do not require prior notice of director nominations from the floor of a meeting, By-law 3 prevents the possibility of a small group of shareholders taking advantage of a poorly attended meeting to nominate their slate of directors from the floor, thereby imposing their slate on what could be a majority of shareholders who are unaware that this could happen.

Pursuant to the provisions of the OBCA, By-law 3 will cease to be effective unless ratified and confirmed by a resolution passed by a simple majority of the votes cast by shareholders at the Meeting. At the Meeting, shareholders will be asked to consider, and if deemed advisable, approve a resolution adopting By-law 3, amending By-law 1, which introduces advance notice provisions for the election of directors of the Corporation by shareholders in certain circumstances, the full text of which is attached as Appendix A to this Circular.

A copy of By-law 3 is attached as Appendix B to this Circular and is also available on SEDAR at www.sedar.com.

The persons named in the form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxies in favour of the confirmation of the adoption of By-law 3 amending By-law 1.

Confirmation of the Adoption of Amended and Restated By-law 1

On March 30, 2015, the Board approved the adoption of Amended and Restated By-law 1, relating generally to the conduct of the affairs of the Corporation. The amendments are intended to make By-law 1 more consistent with current requirements under the OBCA, which was amended subsequent to the adoption of By-law 1, and to reflect the customary practices of publically listed companies.

The most significant changes effected by the adoption of Amended and Restated By-law 1 may be summarized as follows:

•	amendments have been made to reflect OBCA amendments concerning the disqualification of a director found to be incapable of managing property under the Substitute Decisions Act or the Mental Health Act;

•	amendments have been made to reflect that a majority of directors of a Corporation no longer need be resident Canadians, the requirement for residency now being 25% of directors;

•	any requirement that a majority of the directors at a meeting of the Board or any committee thereof be resident Canadians has been removed;

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•	indemnity provisions have been amended to reflect OBCA amendments which have broadened the language of indemnity coverage to include investigative or other proceedings in which the indemnity is involved because of association with the Corporation and which now permit the Corporation to advance monies to and indemnity the individual for costs, charges and expenses associated with such proceedings;

•	amendments have been made to provide typical limitations of liability of directors and officers of the Corporation provided that directors and officers are not relieved from the duty to act in accordance with the OBCA or from liability for any breach of the OBCA; and

•	the notice and waiver provisions have been amended to reflect OBCA provisions that allow for persons to send notices and consents to waive by electronic means in accordance with the Electronic Commerce Act, 2000.

Pursuant to the provisions of the OBCA, Amended and Restated By-law 1 will cease to be effective unless ratified and confirm by a resolution passed by a simple majority of the votes cast by shareholders at the Meeting. At the Meeting, shareholders will be asked to consider, and if deemed advisable, approve a resolution adopting Amended and Restated By-law 1, the full text of which is attached as Appendix C to this Circular.

A copy of Amended and Restated By-law 1 is attached as Appendix D to this Circular and is also available on SEDAR at www.sedar.com.

The persons named in the form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxy is in favour of the confirmation of the adoption of Amended and Restated By-law 1.

Amendment of Stock Option Plan

At the Meeting, shareholders will be asked to consider, and if deemed advisable, approve a resolution to amend the stock option plan of the Corporation dated February 23, 2004 as subsequently amended (the “Stock Option Plan”).

The Stock Option Plan as currently constituted is described in detail below under “Statement of Executive Compensation – Description of the Stock Option Plan”. The Stock Option Plan currently provides that the number of common shares which may be issued under the plan is limited to 2,933,177 shares. In conjunction with the adoption of the Performance and Restricted Share Unit Plan described below, it is proposed that the Stock Option Plan be amended so that the aggregate number of common shares issuable under the Stock Option Plan upon the exercise of options which have been granted and are outstanding under the Stock Option Plan, together with common shares that are issuable pursuant to outstanding awards or grants under the Corporation’s other security-based compensation arrangements shall not at any time exceed 10% of the Corporation’s common shares then issued and outstanding. The purpose of the proposed amendment of the Stock Option Plan is to allow the Corporation more flexibility in attracting and retaining senior executives and other employees in conjunction with the other secured-based compensation arrangements of the Corporation. The proposed amendments would make the Stock Option Plan an “evergreen” plan since the shares covered by options which had been exercised will be available for subsequent grants and the number of options available to grant increases as the number of issued and outstanding shares of the Corporation increases. As a result, the Toronto Stock Exchange (the “TSX”) will require that the Stock Option Plan, if approved by shareholders as an “evergreen” plan, be approved by shareholders subsequently on a periodic basis, each approval being effective for a period of three years.

The proposed amendments to the Stock Option Plan also provide that (i) the maximum aggregate grant date fair value using the Black-Sholes-Merton valuation model of option grants to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $100,000 (expressed in the currency used by the Corporation in preparing its financial statements); and (ii) no grant of options may be made to any non-employee director if such grant could result, together with awards or grants then outstanding under the Stock Option Plan and the Corporation’s other security-based compensation arrangements, in the issuance to non-employee directors as a group of a number of common shares exceeding 1% of the common shares issued and outstanding prior to any such share issuance. The amendments also provide that any grant of options under the Stock Option Plan, the exercise of options and the issuance of common shares thereunder is subject to the Corporation’s Compensation Recoupment Policy, as described below under “Statement of Executive Compensation – Compensation Recoupment Policy”.

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The form of the proposed amendment of the Stock Option Plan has been pre-cleared by the TSX. The amendment of the Stock Option Plan must be approved by a resolution passed by a simple majority of the votes cast by shareholders at the Meeting. At the Meeting, shareholders will be asked to consider, and if deemed advisable, approve a resolution amending the Stock Option Plan, the full text of which is attached as Appendix E to this Circular.

A copy of the Stock Option Plan, as proposed to be amended, is attached as Appendix F to this Circular.

The person’s name in the form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxy in favour of the amendment of the Stock Option Plan.

Performance and Restricted Share Unit Plan

The Board has approved an “evergreen” Performance and Restricted Share Unit Plan (the “PR Plan”), subject to approval by shareholders.

The PR Plan has been approved by the TSX, subject to shareholder approval at the Meeting. If the PR Plan is approved by shareholders at the Meeting, the plan will become effective as of the date of the Meeting.

The principal terms of the PR Plan are described below.

Purposes of the PR Plan

The purposes of the PR Plan are to (i) promote a significant alignment between employees and directors of the Corporation and the growth objectives of the Corporation, (ii) associate a portion of participating employees’ and directors’ compensation with the performance of the Corporation over the long term and (iii) retain critical personnel to drive the business success of the Corporation.

Participants

Grants may be made under the PR Plan to executives, other employees or directors of the Corporation or of any subsidiary of the Corporation.

Funding of Awards to be Paid in Treasury Common Shares

Performance Share Unit (“PSU”) and Restricted Share Unit (“RSU”) awards will be paid in common shares issued from treasury.

The aggregate number of common shares that are issuable under the PR Plan to pay awards which have been granted and are outstanding, together with common shares that are issuable pursuant to outstanding awards or grants under the Corporation’s other security-based compensation arrangements shall not at any time exceed 10% of the Corporation’s common shares then issued and outstanding. As an “evergreen” plan, the TSX will require that the PR Plan, if approved by shareholders at the Meeting, be approved by shareholders subsequently on a periodic basis, each approval being effective for a period of three years. Issuances of common shares to pay awards will be issued at a price equal to the Market Value on the date of issuance.

Administration

The PR Plan will be administered by the Board unless delegated by the Board.

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The Board has the authority, among other things, to (i) make grants of PSUs or RSUs to participants under the PR Plan as reflected in an award agreement thereunder (an “Award Agreement”); (ii) determine the terms of the grants of PSUs and RSUs, including vesting terms, any performance criteria applicable to PSUs and the consequence of a termination of employment of the participant; (iii) determine whether and the extent to which performance criteria applicable to the vesting of a PSU or other conditions to the vesting of a PSU or RSU have been satisfied or are to be waived or modified; (iv) amend the terms of any outstanding Award Agreement (but only with consent of the relevant participant where an amendment would materially adversely affect the existing rights of the participant with respect to then outstanding PSUs or RSUs, except where the amendment is required to comply with applicable law); (v) determine whether any adjustments to the terms of the PSUs or RSUs are required to reflect stock dividends, stock splits or other corporate reorganizations affecting the common shares, and the terms of those adjustments; (vi) interpret the PR Plan and any Award Agreements; and (vii) make other determinations deemed necessary or advisable for the administration of the PR Plan.

Award Determination

Awards granted under the PR Plan will be made with a specified dollar value (the “Award Value”) as of the date of grant, as determined by the Board or by the grant of specific amounts of PSUs or RSUs. In the case of PSUs, the Committee may determine any performance criteria applicable to the PSU.

If applicable, the number of PSUs granted to a participant for a performance period will be determined by dividing the Award Value for the award to such participant divided by the Market Value of the common shares as at the end of the calendar quarter immediately preceding the date of the award, rounded down to the next whole number (with currency conversion if necessary).

If applicable, the number of RSUs granted to a participant is determined by dividing the Award Value of the award provided to the participant in the form of RSUs by the Market Value of the Common shares as at the end of the calendar quarter immediately preceding the date of the award, rounded down to the next whole number (with currency conversion if necessary).

The “Market Value” for purposes of the PSU and RSU Plan is (i) the volume-weighted average trading price of the common shares on the TSX (or such other stock exchange on which the common shares are traded) for the five trading days preceding the date in question, or (ii) if the common shares are not traded on a stock exchange, the fair market value of the common shares as determined by the Board.

Adjustments to PSUs and RSUs

Whenever cash dividends are paid on the Common shares during the performance period applicable to a particular Award Agreement, additional PSUs or RSUs (“Dividend PSUs” or “Dividend RSUs”), as applicable, will be credited to the participant’s PSU or RSU account, as applicable. The number of Dividend PSUs or Dividend RSUs to be so credited will be calculated by dividing (i) the amount of the cash dividend that would have been paid to the participant if each of the PSUs and RSUs recorded in the participant’s account as at the record date for the cash dividend had been Common shares by (ii) the Market Value on the date on which the dividend is paid on the Common shares.

In the event of any stock dividends, stock splits or other corporate reorganizations affecting the Common shares, proportionate adjustments to reflect such change or changes will be made with respect to the number of PSUs and RSUs outstanding under the PSU and RSU Plan, on a basis proportionate to the number of PSUs and RSUs in the participant’s account or some other appropriate basis, all as determined by the Board.

Vesting and Payment of Awards

Each whole PSU and RSU will give a participant the right to receive common shares in accordance with the terms of the PR Plan and the applicable Award Agreement. A participant will have no right to receive Common shares with respect to any PSUs or RSUs that do not become vested.

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On the first day immediately following the end of a performance period in respect of a PSU grant, the relevant PSUs (including Dividend PSUs) in the participant’s PSU account maintained by the Corporation will vest in an amount equal to the number of relevant PSUs multiplied by a performance adjustment factor, as determined by the Board in accordance with the participant’s Award Agreement. Where the performance adjustment factor is zero, no such PSUs will vest. Any PSUs that do not become vested are forfeited by the participant.

RSUs (including Dividend RSUs) will vest on the vesting dates specified in the relevant Award Agreement, in such proportion as may be determined in accordance with the Award Agreement. Any RSUs that do not become vested are forfeited by the participant.

On vesting, the participant will receive a number of Common shares equal to (i) the number of vested PSUs as of the last day of the relevant performance period or (ii) the number of RSUs that have vested on the vesting date.

Insider Participation Limit

Awards under the PR Plan shall be limited as follows:

1.	the total number of common shares reserved for issuance to any participant under the PR Plan, at any time, together with shares reserved for issuance to such participant under the Corporation’s other security-based compensation arrangements, shall not exceed 5% of the issued and outstanding common shares;

2.	the total number of common shares reserved for issuance to insiders under the PR Plan, together with shares reserved for issuance to insiders under the Corporation’s other security-based compensation arrangements, shall not at any time exceed 10% of the issued and outstanding common shares;

3.	within any one-year period, the aggregate number of common shares issued to insiders pursuant to the PR Plan and the Corporation’s other security-based compensation arrangements shall not exceed 10% of the issued and outstanding common shares;

4.	the maximum aggregate grant date fair value using the Black-Scholes-Merton valuation model of awards under the PR Plan, together with awards or grants under the Corporation’s other security based compensation arrangements, to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $150,000 (expressed in the currency used by the Corporation in preparing its financial statements); and

5.	no award under the PR Plan may be made to any non-employee director if such award could result, together with awards or grants then outstanding under the PR Plan and the Corporation’s other security-based compensation arrangements, in the issuance to non-employee directors as a group of a number of common shares exceeding 1% of the common shares issued and outstanding immediately prior to any such share issuance.

Death, Absences, Termination of Employment, Change of Control

Where a participant’s employment or service as a director is terminated by reason of the participant’s death prior to the vesting of the participant’s PSUs or RSUs, (i) the PSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will continue to be eligible for vesting and (ii) the RSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will vest as of the participant’s date of death.

Where a participant takes a leave of absence from the Corporation or an affiliate, as applicable, for a period of at least 90 days prior to the end of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs), the participant’s PSUs and RSUs will continue to be eligible for vesting, but at a prorated rate based on the number of whole and partial months that the participant was an active employee between the date of the award and the end of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs). Where the leave of absence extends beyond the end of a performance period for PSUs or a vesting date for RSUs and the participant fails to return to full-time employment within 180 days after such end of performance period or vesting date, no PSUs or RSUs that would otherwise have vested will vest, and the participant will receive no payment or compensation therefor.

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In the event that, during a performance period for PSUs or prior to the vesting date for RSUs, a participant’s employment is terminated by the Corporation or an affiliate for any reason or the participant voluntarily terminates his or her employment with the Corporation or an affiliate, no portion of the PSUs or RSUs that would otherwise vest at the end of the performance period or on the vesting date, as applicable, will vest, and the participant will receive no payment or compensation therefor.

Subject to the terms of the relevant Award Agreement, in the event of a change of control of the Corporation, the PSUs and RSUs credited to the account of the participant as at the date of the change of control, will become vested PSUs and RSUs on a one-for-one basis on the date of change of control, unless otherwise determined by the Board. As soon as practical following the change of control, the participant will receive a payment in common shares equal to the number of vested RSUs or PSUs, as applicable, multiplied by the price at which the common shares are valued for the purposes of the transactions giving rise to the change of control.

No Shareholder Rights

PSUs and RSUs are not common shares and will not entitle a participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

Assignment

The assignment or transfer of the PSUs or RSUs, or any other benefits under the PR Plan, will not be not permitted, other than by operation of law.

Amendments to the Plan

The PR Plan may be amended or terminated at any time by the Board in whole or in part, provided that:

1.	no amendment of the plan will, without the consent of the participants affected by the amendment, or unless required by applicable law, adversely affect the rights of such participants with respect to PSUs or RSUs granted prior to the date of the amendment;

2.	no amendment of the plan will be effective unless such amendment is approved by the TSX and any other applicable stock exchange; and

3.	approval by a majority of the votes cast by shareholders present and voting in person or by proxy at a meeting of shareholders of the Corporation shall be obtained for any:

(a)	amendment for which, under the requirements of the TSX and any other applicable stock exchange or any applicable law, shareholder approval is required;

(b)	a reduction in pricing of an award benefitting an insider;

(c)	extension of the term of an award beyond the original expiry date of the award benefitting an insider;

(d)	any amendment to remove or exceed the insider participation limit;

(e)	an increase to the maximum number of common shares issuable from treasury under the plan; or

(f)	amendment to the amendment provision of the plan.

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The adoption of the PR Plan must be approved by a resolution passed by a simple majority of the votes cast by shareholders at the Meeting. At the Meeting, shareholders will be asked to consider, and deemed advisable, approve a resolution adopting the PR Plan, the full text of which is attached as Appendix G to the Circular.

A copy of the PR Plan is attached as Appendix H to this Circular.

The persons named in the form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxy in favour of the adoption of the PR Plan.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Corporation’s executive compensation program is designed to provide short and long-term rewards to the Named Executive Officers (as defined herein) that are consistent with individual and corporate performance and their contribution to Cipher’s objectives. The objectives of the Corporation with respect to compensation of executive officers are to provide compensation levels necessary to attract and retain high quality executives and to motivate key executives to contribute to the interests of the Corporation. These objectives are to be met by the principal components of the Corporation’s executive compensation program, as set out in greater detail below.

Periodically, the Compensation Committee receives professional advice from external independent compensation experts with respect to the compensation levels for the Corporation’s executive officers. Cipher’s compensation program for executives was reviewed and updated in 2014. As part of this review, an external consulting firm was retained and the professional fees related to this review were $65,000. Total compensation of executive officers is established based on prevailing market rates in the industry and/or rates prevailing from time to time to attract executives with particular skills considered necessary by the Corporation.

The total compensation plan for senior executives of the Corporation includes four components: base salary, annual discretionary cash bonus, annual benefits and a long-term component based on stock options.

Base Salary

Base salary is reflective of responsibilities and annual increases should, at a minimum, reflect inflationary pressures and changes in duties. At the date of hire, base salary is determined using a number of factors including industry comparators and relevant experience and is set out in the employment agreement. Annual increases are determined based upon reference to data on compensation levels of executives in comparable companies (i.e. public companies in the drug development/specialty pharmaceutical/health care sector) as well as the annual performance evaluation and underlying economic circumstances. The Compensation Committee recommends the annual base salary increases for the Chief Executive Officer and the direct reports of the Chief Executive Officer to the Board for approval.

Annual Incentive Plans and Benefits

Cash bonuses are awarded to recognize the achievement of annual corporate objectives and to recognize contributions that enhance the intrinsic value of the Corporation. Benefits commensurate with those paid to senior officers of companies of similar size and scope to Cipher are paid to Cipher’s executive officers.

The annual incentive plan is a cash performance plan under which a payment is made to executives following the end of the Corporation’s fiscal year, based on the achievement of established corporate and individual goals and objectives. For the Chief Executive Officer, only corporate goals and objectives are considered in the determination of incentive plan achievement. The annual objectives of the Corporation are presented to the Compensation Committee early in the fiscal year and regular updates are provided to the Compensation Committee by the Chief Executive Officer during the year. Following the completion of the fiscal year, the Chief Executive Officer presents an evaluation of corporate performance versus objectives to the Compensation Committee. The Chief Executive Officer also presents the recommended incentive plan payments for each of his direct reports to the Compensation Committee, including their achievement of individual objectives. The Board, on recommendation from the Compensation Committee, has final approval of the amounts paid to the Chief Executive Officer and his direct reports under the annual incentive plan.

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In 2014, corporate objectives related to three areas; first, product portfolio expansion; second, enhancing Cipher’s commercial presence in Canada, and; third, objectives related to financial performance and the performance of existing products. Respectively, these comprised 50%, 20% and 30% of potential bonus achievement levels. The objectives related to product portfolio expansion included in-licensing late stage or approved products for the North American market. The objectives related to enhancing the commercial presence in Canada included the achievement of specified revenue growth targets for Epuris®. With regard to financial performance and existing product objectives, the focus was on the achievement of budgeted net revenue and EBITDA targets and continuity of supply for existing products. Personal objectives for the executive direct reports of the President and Chief Executive Officer are aligned with the corporate objectives and include objectives for each of their areas of responsibility.

As described above, the Corporation is proposing to change its incentive plans and amend the Stock Option Plan, which if adopted, will impact the Corporation’s approach to compensation going forward.

Stock Options

The long-term component of compensation for executive officers, including the Chief Executive Officer, is based on stock options. This component of compensation is intended to reinforce management’s commitment to long term improvements in Cipher’s performance and shareholder value. The Stock Option Plan of the Corporation includes initial option grants upon hire and executives are eligible for an annual award of stock options. An initial grant of options occurs at the initial hire date for each executive. Thereafter, options may be granted on an annual basis based upon guidelines set by the Compensation Committee. The Chief Executive Officer recommends the amount of annual options grants for each of his direct reports which is then presented to the Compensation Committee for review. The Compensation Committee will then, after making any revisions they deem necessary, recommend the annual option grants to the Board for approval. The annual option grant for the Chief Executive Officer is determined by the Compensation Committee based upon pre-determined guidelines. Annual option awards are made during the first quarter of the fiscal year following the completion of the annual audit and the determination of financial performance for the preceding year. The amount of options previously granted to an executive is not a factor in determining the amount of the annual option award.

Compensation of the Chief Executive Officer

The total compensation package available for the Chief Executive Officer of Cipher includes a base salary, a discretionary bonus component, benefits and a long-term component based on stock options. Compensation is based upon the factors outlined above, including a comparison with compensation of senior officers of companies of similar size and scope to Cipher and the performance of Cipher.

Share Ownership Requirements for the Chief Executive Officer

The Board believes that the economic interest of the Chief Executive Officer should be aligned with those of shareholders. In that regard, the Board has adopted a Chief Executive Officer Share Ownership Policy. The policy provides within five years of appointment as Chief Executive Officer, the Chief Executive Officer must own common shares with a value equal to a minimum of three times his or her annual base salary. Share ownership for this purpose includes shares issuable under any incentive plan of the Corporation but excluding stock options. The Compensation Committee of the Corporation has the authority to permit exceptions from the policy from time to time.

If the Chief Executive Officer’s share ownership falls below the minimum guidelines due a decline in the price of the common shares or an increase in the Chief Executive Officer’s base salary, the Chief Executive Officer will have a period of one year to acquire additional common shares to comply with the policy.

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The current Chief Executive Officer of the Corporation has served in that position since June 30, 2014 and as at March 31, 2015 owned 18,333 common shares valued at $210,280.

Risk Management

The Compensation Committee reviews the performance objectives associated with annual incentive plans to ensure that they do not result in any undue risks for the Corporation. The balance between short and long term objectives is taken into account by the Corporation in the design of compensation plans and in the annual evaluation of the achievement of objectives when deciding on the amounts of annual incentive awards. The Corporation has implemented a “claw-back” arrangements related to the executive compensation programs, pursuant to the Compensation Recoupment Policy, as described below.

Compensation policies and practices and the design of the Corporation’s incentive plans for executives take into account risk elements, including the following: (i) incentive plan awards do not vary significantly from the overall compensation structure of the Corporation; and (ii) incentive plans are designed so they do not provide for rewards for the accomplishment of tasks while the risk to the Corporation extends over a significantly longer period of time.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in common shares of the Corporation on January 1, 2010 with the cumulative return of the S&P/TSX Composite Index and the S&P/TSX Capped Health Care Index for the five most recently completed fiscal years.

Cumulative Total Return

Value of $100 Invested on January 1, 2010

The total cumulative shareholder return from January 1, 2010 to December 31, 2014 for $100 invested in common shares of the Corporation was $3,101.85, compared to $124.57 for the S&P/TSX Composite Index over the same period and $291.06 for the S&P/TSX Capped Health Care Index over the same period. The shareholder return for the Corporation pictured in the above graph generally follows the same pattern as the two comparator indexes prior to 2012. In 2012, the FDA approval of CIP-ISOTRETINOIN in Q2 2012, followed by the U.S. launch of the product in Q4 2012, as well as improved financial performance throughout the year, contributed to an improvement in share price performance. In 2013, the performance of AbsoricaTM, the trade name for CIP-ISOTRETINOIN in the U.S., was the primary contributor to strong financial results over the course of 2013 and that performance continued in 2014. In 2014, the share price increased from $7.74 to $16.75 at year end. Over the three year period from 2012 to 2014, the Corporation was the top performing stock on the TSX.

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The trend in executive compensation over the five-year period shows the following:

•	Increases in base salary have been in line with cost-of-living increases during the period. The Corporation’s goal is to remunerate executives at the 50th percentile level based on a comparison group of biotech and specialty pharmaceutical companies of comparable size and market capitalization. One of the Named Executive Officers has been with the Corporation for the full five-year period, one joined the Corporation in 2013 and one joined the Corporation in 2014.

•	Bonuses awarded in the five year period have reflected the degree of achievement of the Corporation’s objectives during the period.

The primary factors considered by the Board in reviewing executive compensation are described in the Compensation Discussion and Analysis section of this document. Annual base salary increases are determined based upon comparison to data on compensation levels of executives in comparable companies. The cash bonus element of the annual incentive plan is based on the degree of achievement of annual corporate objectives and to recognize contributions that enhance the intrinsic value of the Corporation.

Summary Compensation Table

The following table sets forth a summary of all compensation earned during the last three financial years for the President and Chief Executive Officer, the Chief Financial Officer and the two additional executive officers of the Corporation whose total compensation exceeded $150,000 for 2014 (collectively the “Named Executive Officers”).

					Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option- based Awards ($)(2)	Annual Incentive Plans(3)	Long-term Incentive Plans	Pension Value ($)	All Other Compensation ($)(4)		Total Compensation ($)

Shawn O’Brien,(1) President and Chief Executive Officer	2014	187,500	Nil	1,655,000	155,245	Nil	Nil	5,625		2,003,370

Norman Evans,	2014	243,865	Nil	182,700	131,476	Nil	Nil	7,316		565,357
Chief Financial	2013	235,618	Nil	72,900	51,789	Nil	Nil	7,068		367,375
Officer and Secretary	2012	227,650	Nil	30,900	81,271	Nil	Nil	6,830		346,651

Joan Chypyha,(5)	2014	238,050	Nil	182,700	128,232	Nil	Nil	7,171		556,123
Vice President, Marketing & Sales	2013	185,769	Nil	243,000	43,135	Nil	Nil	Nil		471,904

Larry Andrews,(6)	2014	201,779	Nil	487,200	50,000	Nil	Nil	918,880	(6)	1,657,859
President and Chief	2013	383,163	Nil	194,400	94,833	Nil	Nil	11,495		683,891
Executive Officer	2012	375,600	Nil	82,400	177,495	Nil	Nil	11,268		646,763

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					Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option- based Awards ($)(2)	Annual Incentive Plans(3)	Long-term Incentive Plans	Pension Value ($)	All Other Compensation ($)(4)		Total Compensation ($)

Jason Gross,(7)	2014	153,164	Nil	182,700	Nil	Nil	Nil	309,747	(7)	645,611
Vice President,	2013	252,458	Nil	72,900	53,502	Nil	Nil	7,574		386,434
Scientific Affairs	2012	246,300	Nil	30,900	90,257	Nil	Nil	7,390		374,847

(1)	Mr. O’Brien has served as President and Chief Executive Officer of the Corporation since June 30, 2014. Compensation amounts shown for fiscal 2014 are for the period June 30, 2014 to December 31, 2014.
(2)	The options granted vest over a four year period and expire after ten years. The grants for 2014 (other than the grant for Mr. O’Brien) were made on February 28, 2014 and the dollar value is based upon the share price of $8.13 and a Black-Scholes factor of $6.09. The options granted to Mr. O’Brien on joining the Corporation were made on June 27, 2014 and the dollar value is based upon the share price of $8.76 and a Black-Scholes factor of $6.62. The grants for 2013 were made on March 6, 2013 and the dollar value is based upon the share price of $2.88 and a Black-Scholes factor of $2.43.The grants for 2012 were made on February 24, 2012 and the dollar value is based upon the share price of $1.20 and a Black-Scholes factor of $1.03.
(3)	The value represents the annual discretionary bonus paid to the Named Executive Officers for the associated fiscal year. The bonus is paid in the first quarter of the subsequent year, following review and approval by the Board except for Mr. Andrews whose bonus was paid upon departure.
(4)	Perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for the Named Executive Officer. The value represents the amount paid by the Corporation into retirement savings plans on behalf of each Named Executive Officer except for Mr. Andrews and Mr. Gross for whom the value represents severance payments. Under the terms of these plans, the Corporation matches the contribution of the executive up to a maximum of 3% of base salary.
(5)	Ms. Chypyha commenced employment with the Corporation on March 4, 2013. Compensation amounts shown for fiscal 2013 are for the period March 4, 2013 to December 31, 2013.
(6)	Mr. Andrews served as the Corporation’s President and Chief Executive Officer until June 30, 2014. In connection with his departure from the Company, Mr. Andrews received severance equal to the sum of (a) 1.75 times his annual base salary; and (b) 1.75 times the average of his annual bonus/incentive awards paid to him in the prior two years (representing $918,880 in aggregate). The total amount of was paid to Mr. Andrews in fiscal 2014 and is included under the column “All Other Compensation”. A pro rata bonus was also paid for the period prior to departure.
(7)	Mr. Gross served as the Corporation’s Vice President, Scientific Affairs until July 28, 2014. In connection with his departure from the Company, Mr. Gross received severance equal to the sum of (a) his annual base salary; and (b) the average of his annual bonus/incentive awards paid to him in the prior two years (representing $309,747 in aggregate). A total of $129,061 was paid to Mr. Gross in fiscal 2014, with the remainder ($180,686) to be paid out in bi-weekly installments until July 31, 2015.

The total cost of compensation of the executive team, including option-based awards but excluding severance amounts, as a percentage of total profit for 2014 was 20.3%.

Executive Employment Agreements

Shawn Patrick O’Brien has a written employment agreement with the Corporation. The agreement provides for a base salary of $390,000 per year, as at December 31, 2014, and an annual performance bonus, with targets to be set annually by the Board. The agreement has an indefinite term, but may be terminated by the Corporation at any time, for cause or without cause. In the event Mr. O’Brien is terminated without cause, the agreement provides for a severance payment equal to Mr. O’Brien’s Compensation (defined in the employment agreement as Mr. O’Brien’s base salary from that year, plus the average of the performance bonuses paid or payable to Mr. O’Brien for the two previous fiscal years) plus an amount equal to one-twelfth of Mr. O’Brien’s Compensation, multiplied by the number of completed years of employment (to a maximum of twelve years) by Mr. O’Brien with the Corporation since his initial hire date of June 30, 2014. The agreement also provides for enhanced severance benefits in the event of a change of control event for the Corporation, to a maximum of 24 months. Additionally, Mr. O’Brien is bound by certain restrictive covenants, including a covenant not to compete for a period of 12 months in Canada or the U.S.

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Norman Evans has a written employment agreement with the Corporation. The agreement provides for a base salary of $243,865 per year, as at December 31, 2014, and an annual performance bonus, with targets to be set annually by the Board. The agreement has an indefinite term, but may be terminated by the Corporation at any time, for cause or without cause. In the event Mr. Evans is terminated without cause, the agreement provides for a severance payment equal to one half of Mr. Evans’ Compensation (defined in the employment agreement as Mr. Evans’ base salary from that year, plus the average of the performance bonuses paid or payable to Mr. Evans for the two previous fiscal years) plus an amount equal to one-twelfth of Mr. Evans’ Compensation, multiplied by the number of completed years of employment (to a maximum of six years) by Mr. Evans with the Corporation since his initial hire date of March 1, 2007. The agreement also provides for enhanced severance benefits in the event of a change of control event for the Corporation, to a maximum of 18 months. Additionally, Mr. Evans is bound by certain restrictive covenants, including a covenant not to compete for a period of 12 months in Canada or the U.S.

Joan Chypyha has a written employment agreement with the Corporation. The agreement provides for a base salary of $238,050 per year, as at December 31, 2014, and an annual performance bonus, with targets to be set annually by the Board. The agreement has an indefinite term, but may be terminated by the Corporation at any time, for cause or without cause. In the event Ms. Chypyha is terminated without cause, the agreement provides for a severance payment equal to one half of Ms. Chypyha’s Compensation (defined in the employment agreement as Ms. Chypyha’s base salary from that year, plus the average of the performance bonuses paid or payable to Ms. Chypyha for the two previous fiscal years) plus an amount equal to one-twelfth of Ms. Chypyha’s Compensation, multiplied by the number of completed years of employment (to a maximum of six years) by Ms. Chypyha with the Corporation since her initial hire date of March 4, 2013. The agreement also provides for enhanced severance benefits in the event of a change of control event for the Corporation, to a maximum 18 months. Additionally, Ms. Chypyha is bound by certain restrictive covenants, including a covenant not to compete for a period of 12 months in Canada or the U.S.

Reference is made to the Summary Compensation Table for details of the payments made to Larry Andrews and Jason Gross upon ceasing to be executive officers of the Corporation.

Incentive Plan Awards

Outstanding Option-Based Awards

The following table sets forth the details of all outstanding option-based awards for the Named Executive Officers at December 31, 2014:

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-Money Options ($)

Shawn O’Brien	250,000	8.76	June 30, 2024	1,997,500

Norman Evans	175,000	3.90	March 9, 2017	2,248,750
	10,000	1.60	Feb. 19, 2020	151,500
	20,000	1.16	March 11, 2021	311,800
	30,000	1.20	Feb. 24, 2022	466,500
	30,000	2.88	March 6, 2023	416,100
	30,000	8.13	Feb. 28, 2024	258,600

Joan Chypyha	75,000	2.88	March 6, 2023	1,040,250
	30,000	8.13	Feb. 28, 2024	258,600

Larry Andrews	Nil	N/A	N/A	Nil

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Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-Money Options ($)

Jason Gross	100,000	4.00	Jan. 24, 2015	1,275,000
	30,000	1.05	Jan. 24, 2015	471,000
	30,000	1.60	Jan. 24, 2015	454,500
	25,356	1.16	Jan. 24, 2015	395,300
	18,164	1.20	Jan. 24, 2015	282,450
	10,479	2.88	Jan. 24, 2015	145,344
	3,082	8.13	Jan. 24, 2015	26,567

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of option-based awards that vested and the value of non-equity incentive plans for the year ended December 31, 2014:

Name	Option-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)

Shawn O’Brien	Nil	155,245

Norman Evans	179,025	131,476

Joan Chypyha	129,250	128,232

Larry Andrews	910,800	50,000

Jason Gross	245,317	Nil

Description of the Stock Option Plan

The Stock Option Plan provides that the Board may, from time to time, at its discretion, grant to directors, officers, employees and certain other service providers of the Corporation (a “Participant”), in connection with their employment or position, options to purchase common shares. As described above under “Amendment of Stock Option Plan”, certain amendments to the Stock Option Plan are to be considered at the Meeting. The aggregate number of common shares which may be issued under the Stock Option Plan is currently limited to 2,933,177 common shares, which is equal to approximately 11.3% of the total current issued and outstanding common shares of the Corporation, subject to increase or decrease in certain circumstances. The purchase price for any optioned common shares is fixed by the Board, which purchase price will not be less than the “fair market value” of a common share on the date the option is granted, being the closing price of the common shares on the TSX on the last trading day on which the common shares traded prior to the grant date.

The aggregate number of common shares reserved for issuance pursuant to options granted under the Stock Option Plan and options or other entitlements granted under any other share compensation arrangement of the Corporation to any Participant under the Stock Option Plan cannot exceed 5% of the aggregate number of common shares outstanding (on a non-diluted basis) on the date of grant.

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The aggregate number of common shares reserved for issuance pursuant to options granted under the Stock Option Plan and options or other entitlements granted under any other share compensation arrangement of the Corporation to insiders, as such term is defined in the Securities Act (Ontario), or any Associates of such persons, cannot exceed 10% of the aggregate number of common shares outstanding (on a non-diluted basis) on the date of grant. Within any one-year period, the aggregate number of common shares issued to insiders pursuant to options granted under the Stock Option Plan or options or other entitlements granted under any other share compensation arrangement cannot exceed 10% of the aggregate number of common shares outstanding (on a non-diluted basis) on the date of grant and the number of common shares issued to any one insider, and his or her associates, cannot exceed 5% of the aggregate number of common shares outstanding (on a non-diluted basis) on the date of grant.

Options granted under the Stock Option Plan have a maximum term of 10 years from the date of grant. Options will become available for purchase by a Participant on a date or dates to be determined by the Board on the date of grant. Vested options may be exercised by a Participant either by (a) the purchase of any number of whole common shares which are then available for purchase, provided that no partial exercise may be for less than 100 whole common shares, at the exercise price specified for such option, or (b) the receipt, without payment by a Participant, of an amount per option equal to the difference between the exercise price of the option and the “market price” of the common shares (the “Growth Amount”), which Growth Amount will be payable by the issuance by the Corporation to the Participant of that number of common shares calculated by dividing the Growth Amount by the “market price” of the common shares. For the purposes of the Stock Option Plan, “market price” means the closing price of the common shares on the TSX on the date of exercise.

In the event (a) an offer is made to purchase outstanding voting shares of the Corporation and if accepted by a sufficient number of holders of such shares to constitute the offeror being entitled to exercise more than 50% of the voting rights attached to the outstanding voting shares of the Corporation (provided that prior to the offer, the offeror was not entitled to exercise more than 50% of the voting rights attached to the outstanding voting shares) or (b) if there is a consolidation, merger or amalgamation of the Corporation with or into any other corporation whereby the voting shareholders of the Corporation immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the voting shares of the consolidated, merged or amalgamated corporation, including a sale whereby all or substantially all of the Corporation’s undertakings and assets become the property of any other corporation, then a Participant will be entitled to exercise his or her options with respect to all of the common shares subject to the options and not yet purchased thereunder. In addition, if an offer is made to purchase 50% or more of the outstanding voting shares of the Corporation, a Participant will be entitled to exercise his or her options with respect to all of the common shares subject to the options and not yet purchased thereunder and tender such common shares into such offer, conditional upon the take-up of common shares under such offer.

Options may not be transferred, assigned or otherwise encumbered, unless they are transferred under the succession laws applicable at the time of death of the option holder.

Pension Plan Benefits

The Corporation does not maintain any defined benefit pension plans or defined contribution pension plans.

Termination and Change of Control Benefits

The termination benefits for the Named Executive Officers are set out in the “Executive Employment Agreements” section above. The following are the amounts of severance payments that would have been made to each of the Named Executive Officers in the event of a termination without cause by the Corporation as of December 31, 2014: Shawn Patrick O’Brien $576,000, Norman Evans $334,000 and Joan Chypyha $178,000 (or $1,152,000, $501,000 and $266,000 respectively in the event of a change of control event). In addition, a change in control event results in the early vesting of options for the Named Executive Officers, as set out in the “Description of the Stock Option Plan” section.

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Compensation Committee

The Compensation Committee is comprised of the following five directors: Gerald McDole (Chair), Stephen Wiseman, Stefan Aigner, William Claypool and John Mull. The Committee’s responsibilities with respect to compensation matters include: (i) reviewing and making recommendations to the Board with respect to compensation of the Chief Executive Officer and (ii) making recommendations to the Board with respect to non-CEO compensation, incentive compensation plans and equity-based plans. All of the members of the Compensation Committee are independent directors.

Except for Dr. Mull, the current members of the Compensation Committee have all been members of the committee since they joined the Board; the length of service for each member is at least three years. Dr. Mull became a member of the Compensation Committee on May 2, 2104. The experience of the members of the committee is summarized in the “Election of Directors” section. Each member has had significant experience in dealing with compensation matters in companies with a level of complexity at least as great as the Corporation.

Role of Consultants

In 2014, the Compensation Committee retained the services of Mercer (Canada) Ltd. to provide independent advice on matters relating to executive compensation and director compensation for 2014 and beyond. The professional fees for these services in 2014 were $65,000. No fees were paid in 2012 or 2013.

Director Compensation

Director Compensation Table

The following table presents the details of all compensation provided to directors of the Corporation for the year ended December 31, 2014:

Name	Fees Earned ($)	Option-Based Awards ($)	All Other Compensation ($)	Total ($)

Gerald McDole	96,250	21,315	Nil	117,565

John Mull	38,111	21,315	Nil	59,426

Stephen Wiseman	69,000	21,315	Nil	90,315

Stefan Aigner	60,000	21,315	Nil	81,315

William Claypool	62,000	21,315	Nil	83,315

Thomas Wellner	34,000	115,000	Nil	149,000

The compensation paid to directors of the Corporation is $20,000 per year plus $4,000 per year for serving on a committee and $1,000 for each board of directors and/or committee meeting attended in person or by phone. In addition to the foregoing, the Corporation pays annual retainers to the audit committee chair and other committee chairs of $6,000 and $3,000, respectively. An annual retainer of $30,000 is paid to the Chair of the Board. Mr. Andrews was not compensated for serving as a director of the Corporation.

The Corporation reimburses directors for out-of-pocket expenses for attending meetings. Directors and officers of the Corporation are covered by insurance in respect of liability that may be incurred by them acting in such capacity, unless the liability arises because such director or officer fails to act honestly and in good faith with a view to the best interests of the Corporation. See “Directors’ and Officers’ Liability Insurance”.

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Outstanding Option-Based Awards

The following table sets forth the details of all outstanding option-based awards for the directors of the Corporation at December 31, 2014:

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in- the-Money Options ($)

John Mull	20,000	4.12	Mar. 23, 2016	252,600
	68,966	2.90	Sept. 13, 2016	955,179
	3,500	1.60	Feb. 19, 2020	53,025
	3,500	1.16	Mar. 11, 2021	54,565
	3,500	1.20	Feb. 24, 2022	54,425
	3,500	2.88	Mar. 6, 2023	48,545
	3,500	8.13	Feb. 28, 2024	30,170

Gerald McDole	20,000	4.12	Mar. 23, 2016	252,600
	3,500	1.60	Feb. 19, 2020	53,025
	3,500	1.16	Mar. 11, 2021	54,565
	3,500	1.20	Feb. 24, 2022	54,425
	3,500	2.88	Mar. 6, 2023	48,545
	3,500	8.13	Feb. 28, 2024	30,170

Stephen Wiseman	875	1.60	Feb. 19, 2020	13,256
	1,750	1.16	Mar. 11, 2021	27,283
	2,625	1.20	Feb. 24, 2022	40,819
	3,500	2.88	Mar. 6, 2023	48,545
	3,500	8.13	Feb. 28, 2024	30,170

Stefan Aigner	20,000	1.05	Feb. 28, 2018	314,000
	3,500	1.60	Feb. 19, 2020	53,025
	3,500	1.16	Mar. 11, 2021	54,565
	3,500	1.20	Feb. 24, 2022	54,425
	3,500	2.88	Mar. 6, 2023	48,545
	3,500	8.13	Feb. 28, 2024	30,170

William Claypool	20,000	0.55	Nov. 6, 2019	324,000
	3,500	1.16	Mar. 11, 2021	54,565
	3,500	1.20	Feb. 24, 2022	54,425
	3,500	2.88	Mar. 6, 2023	48,545
	3,500	8.13	Feb. 28, 2024	30,170

Thomas Wellner	20,000	7.43	Mar. 18, 2024	186,400

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Share Ownership Requirements for Directors

The Board believes that economic interest of directors should be aligned with those of shareholders. In that regard, the Board has adopted a director/share ownership policy. By the time a director has served on the Board for five years, he or she must own common shares with a value equal to a minimum of three times the annual base cash retainer, including chairmanships and committee participation as applicable for the particular director. Share ownership for this purpose includes shares issuable to a director under any incentive plan of the Corporation but excluding stock options. The Compensation Committee of the Corporation has the authority to permit exceptions from the policy from time to time.

If a director share ownership falls below the minimum guidelines due a decline in the price of the common shares or an increase in the particular directors’ annual retainer, the director will have a period of one year to acquire additional common shares to comply with the policy.

Currently, each of the directors of the Corporation who has served as a director for five years is in compliance with the share ownership requirements of the policy.

Hedging

The Corporation does not allow its Named Executive Officers or directors to hedge against declines in the market value of their equity-based compensation or equity securities held by them through the purchase of financial instruments designed to offset such risk. The prohibition extends to all officers and employees. Directors, officers and employees are also prohibited from selling securities of the Corporation they do not own (a short sale) and from using securities of the Corporation as collateral in any financial transaction, including margin loan arrangements. The Board may determine to permit exceptions to these prohibitions in exceptional circumstances to further the best interests of the Corporation.

Compensation Recoupment Policy

The Board approved on February 24, 2015 a Compensation Recoupment Policy. Under this policy, where there has been a restatement of the Corporation’s financial statements or the financial results are found to be inaccurate in a manner that materially affects the calculation of compensation for senior executives, the Board can require the reimbursement of incentive-based compensation that exceeds such compensation that would have been awarded on the basis of the restated or corrected financial statements. The Board can recover compensation from current or former senior executives for the three year period preceding the restatement or correction of the financial statements.

In addition, if the Board determines that a current or former senior executive has engaged in embezzlement, fraud or theft on or after February 24, 2015, the Board may require the reimbursement of incentive-based compensation from the senior officer granted during the three year period preceding the discovery by the Corporation of the misconduct.

Securities Authorized for Issuance Under Equity Compensation Plans

The Stock Option Plan is a security-based compensation arrangement of the Corporation under which securities are authorized for issuance from treasury. The following table sets forth the details of the securities authorized for issuance under the Stock Option Plan as at December 31, 2014:

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Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under the Stock Option Plan (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by Shareholders	1,283,547	$4.68	324,638

Equity compensation plans not approved by Shareholders	N/A	N/A	N/A

Total	1,283,547	$4.68	324,638

As at March 31, 2015, 1,066,466 options to purchase common shares were outstanding and unexercised under the Stock Option Plan, being approximately 3.7% of the shares outstanding at such date.

Options to purchase 1,474,578 common shares have been exercised as at December 31, 2014, and options to purchase an aggregate of 324,638 common shares remain available for grant under the Stock Option Plan.

During 2014, options were granted to purchase 516,000 common shares, being 2.0% of the shares outstanding as at December 31, 2014.

The Corporation also has an Employee and Director Share Purchase Plan (the “Share Purchase Plan”), approved by shareholders in 2011. Each fiscal year, employees who have been employed by the Corporation for not less than three consecutive months may contribute up to 20% of the aggregate base compensation received by such participant from the Corporation in the previous fiscal year to the Share Purchase Plan. Participants who are directors of the Corporation may contribute an amount up to 100% of the aggregate director fees received by such director in the previous fiscal year.

Pursuant to the Share Purchase Plan, common shares are issued from treasury to the administrative agent on behalf of the participants at the market price, which is defined in the Share Purchase Plan as the volume weighted average trading price of the common shares on the TSX for the five trading days preceding the date on which common shares are issued, less a discount of 15%. The maximum number of common shares originally available for issuance under the Share Purchase Plan was 1,000,000 in the aggregate. As at December 31, 2014, 312,206 common shares have been issued under the Share Purchase Plan, leaving an aggregate of 687,794 common shares available for issuance in the future.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Corporation or their respective associates was indebted at any time during fiscal 2014 to the Corporation in connection with the purchase of the Corporation’s securities or otherwise, excluding routine indebtedness or indebtedness that has been entirely repaid as of March 31, 2015. There was no indebtedness as at March 31, 2015 to the Corporation, excluding routine indebtedness, owing by present and former officers, directors and employees of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation, or any associate or affiliate thereof, has any material interest, direct or indirect in any transaction since January 1, 2014, or in any proposed transaction which has materially affected or would materially affect Cipher.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation has adopted certain practices and procedures, including the creation of a Nominating and Governance Committee, to ensure that effective corporate governance practices are followed and to ensure that the Board functions independently of management. Appendix I sets forth the Corporation’s statement of corporate governance practices. Appendix J sets out the Charter of the Board of Directors of the Corporation.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

Cipher provides insurance for the directors and officers of the Corporation against liability incurred by them in their capacity as directors or officers of the Corporation.  The insurance policy provides coverage to a total limit of $50,000,000 for the protection of the personal liability of the directors and officers and includes insurance to reimburse the Corporation for its indemnity of its directors and officers up to a limit of $40,000,000 per loss.  In addition, the Corporation maintains a Side A policy in the amount of $10,000,000 which is reserved solely for the directors and officers.  Each loss or claim for which the Corporation seeks reimbursement is subject to a $100,000 deductible for non-securities claims, $250,000 deductible for non-US securities claims, and $500,000 deductible for US securities claims, which are payable by the Corporation.  The total annual premium for the directors and officers liability policy is $352,500, which is paid in full by the Corporation.

OTHER MATTERS

Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action to the Meeting other than those described in the Notice. Information stated in this Circular is dated as at March 31, 2015 except where otherwise indicated.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.SEDAR.com and financial information relating to the Corporation is provided in the Corporation’s financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2014. To request copies of the Corporation’s financial statements and MD&A, security holders may contact the Corporation directly:

Cipher Pharmaceuticals Inc.
5650 Tomken Road, Unit 16
Mississauga, ON L4W 4P1
Telephone: 905-602-5840
Facsimile: 905-602-0628
Email:info@cipherpharma.com

CERTIFICATE

The contents of this Circular and the sending thereof to the shareholders has been approved by the Board of Directors.

Dated: March 31, 2015

BY ORDER OF THE BOARD OF DIRECTORS

“Norman Evans” (signed)
Secretary

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Appendix A

By-Law 3 Resolution

BE IT RESOLVED THAT:

1.	By-law 3 of the Corporation, adopted by the Board of Directors of the Corporation on December 17, 2014 amending By-law 1 of the Corporation, in the form attached as Appendix B to the Management Information Circular of the Corporation dated March 31, 2015 is hereby ratified and confirmed as a by-law of the Corporation; and

2.	any director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver under the corporate seal of the corporation or otherwise all such documents and instruments and to do all such other acts and things as in his or her opinion may be necessary or desirable to give full effect to the foregoing resolution and as may be required under applicable laws.

Appendix B

BY-LAW 3

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Cipher Pharmaceuticals Inc. (the “Corporation”) as follows:

1.	By-law 1 of the by-laws of the Corporation is hereby amended by adding thereto, following section 8 thereof, the following:

“8.1 Nomination of Directors

Subject only to the Act and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors,

(a)	by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)	by any person (a “Nominating Shareholder”): (i) who, at the close of business on the date of the giving of the notice provided for below in this section 8.1 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (ii) who complies with the notice procedures set forth in this section 8.1:

A.	In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the corporate secretary of the Corporation at the principal executive offices of the Corporation in accordance with this section 8.1.

B.	To be timely, a Nominating Shareholder’s notice to the corporate secretary of the Corporation must be made (a) in the case of an annual meeting of shareholders, not less than thirty (30) days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

C.	To be in proper written form, a Nominating Shareholder’s notice to the corporate secretary of the Corporation must set forth: (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (iv) the citizenship of the person (v) any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the person or any affiliates or associates of, or any person or entity acting jointly or in concert with, the person or the Nominating Shareholder, and (vi) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and (b) as to the Nominating Shareholder giving the notice, (i) their name, business and residential address, direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Corporation, including the number or principal amount and the date(s) on which such securities were acquired, (ii) their interests in, or rights or obligations associated with, an agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Corporation or the Nominating Shareholder’s economic exposure to the Corporation, (iii) any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation, (iv) a representation that the Nominating Shareholder is a holder of record of securities of the Corporation, or a beneficial owner, entitled to vote at the meeting, (v) a representation as to whether such person intends to deliver a proxy circular and/or form of proxy to any shareholder of the Corporation in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Corporation in support of such nomination, and (vi) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below). The Corporation may require any proposed nominee to furnish such other information, including a written consent to act, as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

D.	No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this section 8.1; provided, however, that nothing in this section 8.1 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

E.	For purposes of this section 8.1, (i) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by or on behalf of the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and (ii) “Applicable Securities Laws” means the applicable Securities Act of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

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F.	Notwithstanding any other provision of the by-laws of the Corporation, notice given to the corporate secretary of the Corporation pursuant to this section 8.1 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the corporate secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the corporate secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

G.	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this section 8.1.”

2.	By-law 1, as amended from time to time, of the by-laws of the Corporation and this By-Law 3 shall be read together and shall have effect, so far as practicable, as though all the provisions thereof were contained in one by-law of the Corporation. All terms contained in this by-law which are defined in By-law 1, as amended from time to time, of the by-laws of the Corporation shall, for all purposes hereof, have the meanings given to such terms in the said By-law, unless expressly stated otherwise or the context otherwise requires.

This by-law shall come into force upon being passed by the Board.

PASSED by the directors of the Corporation on December 17, 2014.

CONFIRMED by the shareholders of the Corporation on [•], 2015.

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Appendix C

AMENDED AND RESTATED BY-LAW 1 RESOLUTION

BE IT RESOLVED THAT:

1.	Amended and Restated By-law 1 of the Corporation, adopted by the Board of Directors of the Corporation on March 30, 2015 amending and restating By-law 1 of the Corporation as previously amended, in the form attached as Appendix D to the Management Information Circular of the Corporation dated March 31, 2015 is hereby ratified and confirmed as a by-law of the Corporation; and

2.	any director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver under the corporate seal of the corporation or otherwise all such documents and instruments and to do all such other acts and things as in his or her opinion may be necessary or desirable to give full effect to the foregoing resolution and as may be required under applicable laws.

Appendix D

AMENDED AND RESTATED BY-LAW 1

A by-law relating generally to the conduct of the affairs of CIPHER PHARMACEUTICALS INC.

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of CIPHER PHARMACEUTICALS INC. (the “Corporation”) as follows:

INTERPRETATION

1.	Definitions

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)	“Act” means the Business Corporations Act, R.S.O. 1990, c. B.16 and the regulations thereunder, as from time to time amended, and every statute or regulation that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions;

(b)	“by-law” means any by-law of the Corporation from time to time in force and effect;

(c)	all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

(d)	words importing the singular number only shall include the plural and vice versa; words importing any gender shall include all genders; words importing persons shall include partnerships, syndicates, trusts and any other legal or business entity; and

(e)	the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

2.	Unanimous Shareholder Agreements

The provisions of this by-law are subject to the terms of any unanimous shareholder agreement in effect from time to time in respect of the Corporation and, to the extent of any inconsistency between this by-law and any such unanimous shareholder agreement, such unanimous shareholder agreement shall prevail over this by-law.

REGISTERED OFFICE

3.             The Corporation may from time to time (i) by resolution of the directors change the location of the registered office of the Corporation within a municipality or geographic township, and (ii) by special resolution, change the municipality or geographic township in which its registered office is located to another place in Ontario.

SEAL

4.             The Corporation may, but need not, have a corporate seal. An instrument or agreement executed on behalf of the Corporation by a director, an officer or an agent of the Corporation is not invalid merely because the corporate seal, if any, is not affixed thereto.

DIRECTORS

5.	Number and Powers

The number of directors, or the minimum and maximum number of directors of the Corporation, is set out in the articles of the Corporation. Where a minimum and maximum number of directors of the Corporation is provided for in its articles, the number of directors of the Corporation and the number of directors to be elected at the annual meeting of the shareholders shall be such number as shall be determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, by resolution of the directors. At least 25% of the directors shall be resident Canadians, but if the Corporation has less than four directors, at least one director shall be a resident Canadian. If the Corporation is an offering corporation, it shall have at least three directors, at least one-third of whom shall not be officers or employees of the Corporation or any of its affiliates.

The directors shall manage or supervise the management of the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, a unanimous shareholder agreement or by statute expressly directed or required to be done in some other manner.

6.	Duties

Every director and officer of the Corporation in exercising its powers and discharging its duties shall:

(a)	act honestly and in good faith with a view to the best interests of the Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Every director and officer of the Corporation shall comply with the Act, the regulations thereunder, the Corporation's articles and by-laws and any unanimous shareholder agreement.

7.	Qualification

No person shall be qualified for election as a director if that person:

(a)	is less than 18 years of age;

(b)	has been found under the Substitute Decisions Act, 1992 (Ontario) or under the Mental Health Act (Ontario) to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere;

(c)	is not an individual; or

(d)	has the status of a bankrupt.

8.	Election of Directors

Directors shall be elected by the shareholders by ordinary resolution at each annual meeting of shareholders. If a meeting of shareholders fails to elect the number of directors required by the articles or determined in accordance with paragraph 5 above by reason of the disqualification, incapacity or death of one or more candidates, the directors elected at that meeting, if they constitute a quorum, may exercise all the powers of the directors of the Corporation, but such quorum of directors may not fill the resulting vacancy or vacancies and shall forthwith call a special meeting of shareholders to fill the vacancy or vacancies and, if they fail to do so, the meeting may be called by any shareholder. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

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Except for a director who is re-elected or re-appointed where there is no break in the director's term of office, the election or appointment of a director is not effective unless the person elected or appointed consents in writing before or within 10 days after the date of the election or appointment.

9.	Term of Office

A director's term of office (subject to the provisions, if any, of the Corporation's articles, and paragraph 12 below), unless such director was elected for an expressly stated term) shall be from the date of the meeting at which such director is elected or appointed until the close of the annual meeting of shareholders next following such director's election or appointment or until such director's successor is elected or appointed. If qualified, a director whose term of office has expired is eligible for re-election as a director.

10.	Ceasing to Hold Office

A director ceases to hold office if such director:

(a)	dies or, subject to subsection 119(2) of the Act, sends to the Corporation a written resignation and such resignation, if not effective upon receipt by the Corporation, becomes effective in accordance with its terms;

(b)	is removed from office in accordance with paragraph 12 below; or

(c)	ceases to become qualified for election as a director.

11.	Vacancies

Notwithstanding any vacancy among the directors, the remaining directors may exercise all the powers of the directors so long as a quorum of the number of directors remains in office.

Subject to subsections 124(1), (2), (4) and (5) of the Act and to the provisions (if any) of the Corporation's articles, where there is a quorum of directors in office and a vacancy occurs, the directors remaining in office may appoint a qualified person to hold office for the unexpired term of such appointee's predecessor.

12.	Removal of Directors

Subject to subsection 122(2) of the Act, and unless the articles of the Corporation provide for cumulative voting, the shareholders of the Corporation may by ordinary resolution at an annual or special meeting remove any director before the expiration of such director's term of office and may, by a majority of the votes cast at the meeting, elect any person in such director's stead for the remainder of such director's term.

If a meeting of shareholders was called for the purpose of removing a director from office as a director, the director so removed shall vacate office forthwith upon the passing of the resolution for such director's removal.

13.	Validity of Acts

An act done by a director or by an officer is not invalid by reason only of any defect that is thereafter discovered in the appointment, election or qualification of that director or officer.

MEETINGS OF DIRECTORS

14.	Place of Meeting

Meetings of directors and of any committee of directors may be held at any place within or outside Ontario and in any financial year a majority of the meetings of the board of directors need not be held at a place within Canada.

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15.	Calling Meetings

A meeting of directors may be convened by the Chair of the Board (if any), the President or any director at any time and the Secretary shall upon direction of any of the foregoing convene a meeting of directors.

16.	Notice

Notice of the time and place for the holding of any such meeting shall be sent to each director not less than two days (exclusive of the day on which the notice is sent but inclusive of the day for which notice is given) before the date of the meeting; provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors have waived notice.

Notice of the time and place for the holding of any meeting of directors or any committee of directors may be given by delivery, fax, electronic mail or any other electronic means that produces a written copy.

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

17.	Waiver of Notice

Notice of a meeting of directors or of any committee of directors or any irregularity in a meeting or in the notice thereof may be waived in any manner by any director and such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18.	Telephone Participation

Where all the directors of the Corporation present at or participating in the meeting consent thereto (either before or after the meeting), a director may participate in a meeting of directors or of any committee of directors by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in a meeting by such means shall be deemed for the purposes of the Act to be present at that meeting. If the majority of the directors participating in the meeting are then in Canada, the meeting shall be deemed to be held in Canada.

19.	Quorum and Voting

A majority of the number of directors shall constitute a quorum for the transaction of business. If the Corporation has fewer than three directors, all directors must be present at any meeting of directors to constitute a quorum. Questions arising at any meeting of directors shall be decided by a majority of votes. In case of an equality of votes, the chair of the meeting, in addition to the chair's original vote, shall not have a second or casting vote.

20.	Adjournment

Any meeting of directors or of any committee of directors may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place and no notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who form the quorum at the adjourned meeting need not be the same directors who formed the quorum at the original meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

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21.	Resolutions in Writing

A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors, is as valid as if it had been passed at a meeting of directors or a committee of directors.

COMMITTEES OF DIRECTORS

22.	General

The directors may from time to time appoint from their number one or more committees of directors. The directors may delegate to each such committee any of the powers of the directors, except that no such committee shall have the authority to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor or appoint or remove any of the chief executive officer, however designated, the chief financial officer, however designated, the chair or the president of the Corporation;

(c)	subject to section 184 of the Act, issue securities except in the manner and on the terms authorized by the directors;

(d)	declare dividends;

(e)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(f)	pay a commission referred to in section 37 of the Act;

(g)	approve a management information circular referred to in Part VIII of the Act;

(h)	approve a take-over bid circular, directors' circular or issuer bid circular referred to in Part XX of the Securities Act;

(i)	approve any financial statements referred to in clause 154(1)(b) of the Act and Part XVIII of the Securities Act;

(j)	approve an amalgamation under section 177 or an amendment to the articles under subsection 168(2) or (4) of the Act; or

(k)	adopt, amend or repeal by-laws.

Unless otherwise determined by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure. To the extent that the board or the committee does not establish rules to regulate the procedure of the committee, the provisions of this by-law applicable to meetings of the board shall apply mutatis mutandis.

23.	Audit Committee

If the Corporation is an “offering corporation”, the board of directors shall, and otherwise the directors may, elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates, to hold office until the next annual meeting of the shareholders.

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Each member of the audit committee shall serve during the pleasure of the board of directors and, in any event, only so long as such member shall be a director. The directors may fill vacancies in the audit committee by election from among their number.

The audit committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any regulations imposed by the board of directors from time to time and to the following paragraph.

The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

The audit committee shall review the financial statements of the Corporation and shall report thereon to the board of directors of the Corporation prior to approval thereof by the board of directors and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

24.           The remuneration to be paid to the directors of the Corporation shall be such as the directors shall from time to time by resolution determine and such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the normal work ordinarily required of a director of a corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors may fix the remuneration of the officers and employees of the Corporation. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

INDEMNITIES TO DIRECTORS AND OTHERS

25.	Limitation of Liability

No director or officer of the Corporation shall be liable for the acts or omissions of any other director, officer, employee or agent of the Corporation, or for any costs, charges or expenses of the Corporation resulting from any deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from bankruptcy or insolvency, or in respect of any tortious acts of or relating to the Corporation or any other director, officer, employee or agent of the Corporation, or for any loss occasioned by an error of judgment or oversight on the part of any other director, officer, employee or agent of the Corporation, or for any other costs, charges or expenses of the Corporation occurring in connection with the execution of the duties of the director or officer, unless such costs, charges or expenses are incurred as a result of such person’s own wilful neglect, default or negligence. Nothing in this by-law, however, shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach of the Act.

26. Subject to the provisions hereof and subsections 136(3) and (4) of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporations request as a director or officer or an individual in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity if:

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(a)	such person acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or as an individual in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that its conduct was lawful.

The Corporation is hereby authorized to execute agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law.

27.	Advance of Costs.

The Corporation may advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in paragraph 26, but such individual shall be required to repay the money if the individual does not fulfil the conditions set out in subparagraph 26(a).

28.	Derivative Action

The Corporation may, with the approval of a court, indemnify and save harmless any individual referred to in paragraph 26, or advance moneys under paragraph 27 in respect of any action by or on behalf of the Corporation or other entity to obtain a judgment in its favour, to which the individual is made a party because of the individual’s association with the Corporation or other entity against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if that individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request.

29.	Right to Indemnity

Despite paragraph 26, an individual referred to in that section is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the Corporation or other entity as described in paragraph 26 if the individual seeking an indemnity,

(a)	was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b)	fulfils the conditions set out in subparagraph 26(a) and subparagraph 26(b).

30.	Insurance

The Corporation may purchase and maintain such insurance for the benefit of an individual referred to in paragraph 26 against any liability incurred by the individual in his or her capacity as a director or officer of the Corporation, or in his or her capacity as a director or officer, or a similar capacity of another entity, if the individual acts or acted in that capacity at the Corporation’s request.

OFFICERS

31.	Appointment of Officers

The directors may annually or as often as may be required appoint such officers as they shall deem necessary, who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors, delegated by the directors or by other officers or properly incidental to their offices or other duties, provided that no officer shall be delegated the power to do anything referred to in paragraph 22 above. Such officers may include, without limitation, any of a President, a Chief Executive Officer, a Chair of the Board, one or more Vice-Presidents a Chief Financial Officer, a Controller, a Secretary, a Treasurer and one or more Assistant Secretaries and/or one or more Assistant Treasurers. None of such officers (except the Chair of the Board) need be a director of the Corporation. Two or more of such offices may be held by the same person.

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32.	Removal of Officers, etc.

All officers shall be subject to removal by resolution of the directors at any time, with or without cause. The directors may appoint a person to an office to replace an officer who has been removed or who has ceased to be an officer for any other reason.

33.	Duties of Officers may be Delegated

In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

SHAREHOLDERS' MEETINGS

34.	Annual or Special Meetings

Subject to subsection 104(1) of the Act, the directors of the Corporation,

(a)	shall call an annual meeting of shareholders not later than 18 months after the Corporation comes into existence and subsequently not later than 15 months after holding the last preceding annual meeting; and

(b)	may at any time call a special meeting of shareholders.

35.	Place of Meetings

Subject to the articles, a meeting of the shareholders of the Corporation may be held at such place in or outside Ontario as the directors may determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

36.	Meeting by Electronic Means

A meeting of the shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed for the purposes of the Act to be present at the meeting. A meeting held by telephonic or electronic means shall be deemed to be held at the place where the registered office of the Corporation is located.

37.	Record Dates for Notice of Meetings

Subject to subsection 95(4) of the Act, the directors may fix in advance a date as the record date for determining shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 30 days the date on which the meeting is to be held.

If no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of the shareholders shall be,

(a)	at the close of business on the day immediately preceding the day on which notice is given, or

(b)	if no notice is given, the day on which the meeting is held.

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38.	Shareholder List

The Corporation shall prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order and showing the number of shares held by each shareholder, which list shall be prepared,

(a)	if a record date for determining shareholders entitled to receive notice of the meeting has been fixed, not later than 10 days after such record date; or

(b)	if no record date has been fixed, on the record date established in accordance with paragraph 37 above.

Subject to the provisions of the Act as to authorized representatives of any other body corporate, at any meeting of shareholders, every person who is named in the shareholders list shall be entitled to vote the shares shown thereon opposite the name of that person at the meeting to which the shareholder list relates.

39.	Notice

A notice stating the day, hour and place of meeting and, if special business is to be transacted thereat, stating (or accompanied by a statement of) (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and (ii) the text of any special resolution or by-law to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, to each director of the Corporation and to the auditor of the Corporation by prepaid mail or personal delivery not less than 21 days (if the Corporation is an offering corporation) or not less than 10 days (if the Corporation is not an offering corporation) and not more than 50 days (exclusive of the day of mailing and of the day for which notice is given) before the date of every meeting, and shall be addressed to the latest address of each such person as shown in the records of the Corporation or its transfer agent, or if no address is shown therein, then to the last address of each such person known to the Secretary. Notwithstanding the foregoing, a meeting of shareholders may be held for any purpose at any date and time and at any place without notice if all the shareholders and other persons entitled to notice of such meeting are present in person or represented by proxy at the meeting (except where a shareholder or such other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and other persons entitled to notice of such meeting and not present in person nor represented by proxy thereat waive notice of the meeting. Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any such meeting or in the notice thereof may be waived in any manner by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation and any other person entitled to attend a meeting of shareholders, and any such waiver may be validly given either before or after the meeting to which such waiver relates.

The auditor (if any) of the Corporation is entitled to receive notice of every meeting of shareholders of the Corporation and, at the expense of the Corporation, to attend and be heard thereat on matters relating to auditor's duties.

40.	Omission of Notice

The accidental omission to give notice of any meeting to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any meeting of shareholders.

41.	Votes

Every question submitted to any meeting of shareholders shall be decided in the first instance on a show of hands and in case of an equality of votes the chair of the meeting shall neither on a show of hands nor on a ballot have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder or proxy nominee.

At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting, either before or after any vote by a show of hands, a declaration by the chair of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.

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In the absence of the Chair of the Board (if any), the President and any Vice-President who is a director, the shareholders present entitled to vote shall choose another director as chair of the meeting and if no director is present or if all the directors decline to take the chair then the shareholders present shall choose one of their number to be chair.

If at any meeting a ballot is demanded on the election of a chair or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chair of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be made either before or after any vote by a show of hands and may be withdrawn.

Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

42.	Proxies

Votes at meetings of the shareholders may be cast either personally or by proxy. At every meeting at which a shareholder is entitled to vote, such shareholder (if present in person) or the proxyholder for such shareholder shall have one vote on a show of hands. Upon a ballot on which a shareholder is entitled to vote, every shareholder (if present in person or by proxy) shall (subject to the provisions, if any, of the Corporation's articles) have one vote for every share registered in such shareholder's name.

Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or proxyholders or one or more alternate proxyholders, who need not be shareholders, as the shareholder's nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy.

A proxy shall be in written or printed format or a format generated by telephonic or electronic means and becomes a proxy when completed and signed in writing or by electronic signature by the shareholder or its attorney authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized. If a proxy or document authorizing an attorney is signed by electronic signature, the means of electronic signature shall permit a reliable determination that the proxy or document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be. If the Corporation is an “offering corporation” , any such proxy appointing a proxyholder to attend and act at a meeting or meetings of shareholders ceases to be valid one year from its date.

An instrument appointing a proxyholder may be in the following form or in any other form which complies with the regulations made under the Act:

“The undersigned shareholder of CIPHER PHARMACEUTICALS INC. hereby appoints _____________________ of ______________________, whom failing, ___________________, of _________________________ as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the meeting of the shareholders of the said Corporation to be held on the _______ day of_____________, and at any adjournment thereof in the same manner, to the same extent and with the same power as if the undersigned were present, either personally or by telephonic or electronic means, at the said meeting or such adjournment thereof.

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DATED

Signature of Shareholder

This form of proxy must be signed in writing or by electronic signature by a shareholder or its attorney authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized.”

The directors may from time to time pass regulations regarding the lodging of instruments appointing a proxyholder at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such instruments to be sent in writing, faxed or otherwise communicated by electronic means that produces a written copy before the meeting or adjourned meeting to the Corporation or any agent of the Corporation appointed for the purpose of receiving such particulars and providing that instruments appointing a proxyholder so lodged may be voted upon as though the instruments themselves were produced at the meeting or adjourned meeting and votes given in accordance with such regulations shall be valid and shall be counted. The chair of the meeting of shareholders may, subject to any regulations made as aforesaid, in the chair's discretion accept written or faxed communication, or electronic communication that produces a written copy, as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such written, faxed or electronic communication accepted by the chair of the meeting shall be valid and shall be counted.

43.	Adjournment

The chair of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place and if the meeting is adjourned for less than 30 days, no notice of the time and place for the holding of the adjourned meeting need be given to any shareholder, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than 90 days, section 111 of the Act does not apply. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who form the quorum at the adjourned meeting need not be the same persons who formed the quorum at the original meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

44.	Quorum

Two persons present and each holding or representing by proxy at least one issued share of the Corporation shall be a quorum of any meeting of shareholders for the choice of a chair of the meeting and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 30% of the total number of the issued shares of the Corporation for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

Notwithstanding the foregoing, if the Corporation has only one shareholder, or only one shareholder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

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45.	Resolutions in Writing

Subject to subsection 104(1) of the Act,

(a)	a resolution in writing signed by all the shareholders or their attorney authorized in writing entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and

(b)	a resolution in writing dealing with all matters required by the Act to be dealt with at a meeting of shareholders, and signed by all the shareholders or their attorney authorized in writing entitled to vote at that meeting, satisfies all the requirements of the Act relating to that meeting of shareholders.

46.	Chairman, Secretary and Scrutineers

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting and willing to serve: chairman of the board, managing director, president, or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

47.	Persons Entitled to be Present

The only persons entitled to be present at a meeting of the shareholders shall be those entitled to vote, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

SHARES AND TRANSFERS

48.	Issuance

Subject to the articles of the Corporation, shares in the Corporation may be issued at such time and issued to such persons and for such consideration as the directors may determine.

49.	Registration of Transfer

Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by that holder’s attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles.

50.	Security Certificates

Security certificates (and the form of transfer power on the reverse side thereof) shall (subject to compliance with section 56 of the Act) be in such form as the directors may from time to time by resolution approve and, subject to subsection 55(3) of the Act, such certificates shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent, branch transfer agent or issuing or other authenticating agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture, and any additional signatures required on a security certificate may be printed or otherwise mechanically reproduced thereon. If a securities certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate even though the person has ceased to be a director or officer of the Corporation, and the securities certificate is as valid as if the person were a director or an officer at the date of its issue.

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51.	Transfer Agents

For each class of securities and warrants issued by the Corporation, the directors may from time to time by resolution appoint or remove,

(a)	a trustee, transfer agent or other agent to keep the securities register and the register of transfer and one or more persons or agents to keep branch registers; and

(b)	a registrar, trustee or agent to maintain a record of issued security certificates and warrants,

and, subject to section 48 of the Act, one person may be appointed for the purposes of both clauses (a) and (b) in respect of all securities and warrants of the Corporation or any class or classes thereof.

52.	Surrender of Security Certificates

Subject to the Act, no transfer of a security issued by the Corporation shall be recorded or registered unless and until either (i) the security certificate representing the security to be transferred has been surrendered and cancelled, or (ii) if no security certificate has been issued by the Corporation in respect of such share, a duly executed security transfer power in respect thereof has been presented for registration.

53.	Defaced, Destroyed, Stolen or Lost Security Certificates

In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any) acting on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced, destroyed, stolen or lost. Upon the giving to the Corporation (or, if there is such an agent, then to the Corporation and to such agent) of an indemnity bond of a surety company in such form as is approved by any authorized officer of the Corporation, indemnifying the Corporation (and such agent, if any) against all loss, damage and expense, which the Corporation and/or such agent may suffer or be liable for by reason of the issuance of a new security certificate to such shareholder, and provided the Corporation or such agent does not have notice that the security has been acquired by a bona fide purchaser, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any authorized officer of the Corporation or by resolution of the directors.

DIVIDENDS

54.	Declaration and Payment of Dividends

The directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporation's articles and the provisions of the Act. The directors may declare and the Corporation may pay a dividend by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation and, subject to the following paragraph, the Corporation may pay a dividend in money or property.

The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a)	the Corporation is, or, after the payment, would be unable to pay its liabilities as they become due; or

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(b)	the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

55.	Dividend Cheques

A dividend payable in cash shall be paid by cheque drawn on the Corporation’s bankers, or one of them, to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the recorded address of that holder, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

56.	Non-Receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

57.	Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which it has been declared to be payable shall be forfeited and shall revert to the Corporation.

58.	Joint Securityholders

In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments on redemption of securities (if any) subject to redemption in respect of such securities.

RECORD DATES

59.	Shareholders' Meetings

Subject to subsection 95(4) of the Act, the directors may fix in advance a date as the record date for determining shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 30 days the date on which the meeting is to be held.

If no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be,

(a)	at the close of business on the day immediately preceding the day on which the notice is given, or

(b)	if no notice is given, the day on which the meeting is held.

60.	Dividends, Distributions or Other Purposes

Subject to subsection 95(4) of the Act, the directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation or distribution, or (iii) for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, but such record date shall not precede by more than 50 days the particular action to be taken.

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If no record date is fixed, the record date for the determination of shareholders for any purpose, other than to establish a record date for the determination of shareholders entitled to receive notice of a meeting of shareholders or to vote, shall be the close of business on the day on which the directors pass the resolution relating thereto.

VOTING SECURITIES IN OTHER ISSUERS

61.          All securities of any other body corporate or issuer of securities carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate or issuer and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

NOTICES, ETC.

62.	Service

Any notice or other document required to be given or sent by the Corporation to any shareholder or director or the auditor of the Corporation shall be delivered personally or sent by prepaid mail or fax, electronic mail or other electronic means capable of producing a written copy addressed to:

(a)	such shareholder at such shareholder's latest address as shown on the records of the Corporation or its transfer agent;

(b)	such director at such director's latest address as shown in the records of the Corporation or in the last notice filed under the Corporations Information Act, whichever is the more current; and

(c)	the auditor of the Corporation at the auditor's latest address known to the Corporation.

With respect to every notice or other document sent by prepaid mail it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed and put into a post office or into a post office letter box and shall be deemed to be received by the addressee on the fifth day after mailing.

63.	Shareholders Who Cannot be Found

If the Corporation sends a notice or document to a shareholder and the notice or document is returned on three consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until that shareholder informs the Corporation in writing of its new address.

64.	Shares Registered In More than One Name

All notices or other documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

65.	Persons Becoming Entitled by Operation of Law

Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or other document in respect of such shares which prior to that person's name and address being entered on the records of the Corporation shall have been duly given to the person or persons from whom that person derives its title to such shares.

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66.	Deceased Shareholder

Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of such shareholder's death, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in such shareholder's stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or other document on such shareholder's heirs, executors or administrators and all persons (if any) interested with such shareholder in such shares.

67.	Signatures to Notices

The signature of any director or officer of the Corporation to any notice may be written, printed or otherwise mechanically reproduced.

68.	Notice by Electronic Communications

A notice or document required or permitted by the Act, the articles, the by-laws or otherwise may be sent by electronic means in accordance with the Electronic Commerce Act, 2000 (Ontario).

69.	Computation of Time

Where a given number of days' notice or notice extending over any period is required to be given under any provisions of the articles or by-laws of the Corporation, the day of service, posting or other communication of the notice shall, unless it is otherwise provided, be counted in such number of days or other period and such notice shall be deemed to have been given or sent on the day of service, posting or other communication.

70.	Proof of Service

A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the mailing or delivery or service of any notice or other documents to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

71.	Waiver of Notice

Any shareholder (or a duly appointed proxyholder), director, officer or auditor may at any time waive any notice, or waive or abridge the time for any notice, required to be given to that person under any provisions of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing or by electronic means in accordance with the Electronic Commerce Act, 2000 (Ontario), except a waiver of notice of a meeting of shareholders or of the board, which may be given in any manner.

CHEQUES, DRAFTS, NOTES, ETC.

72.          All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the directors, or such officer or officers as may be delegated authority by the directors to determine such matters, may from time to time designate.

CUSTODY OF SECURITIES

73.          All securities (including warrants) owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.

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All securities (including warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with the right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

EXECUTION OF CONTRACTS, ETC.

74.          Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any two directors or officers and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. Notwithstanding the foregoing, the directors are authorized from time to time by resolution to appoint any one director or directors, any one officer or officers, or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal, if any, of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the board of directors.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, powers of attorney, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities, all paper writings.

In particular, without limiting the generality of the foregoing and subject to it, any two directors or officers are authorized to sell, assign, transfer, exchange, convert or convey all securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such securities.

The signature or signatures of any such officer or director of the Corporation and/or of any other officer or officers, person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

75.          Electronic Signatures

Any requirement under the Act or this by-law for a signature, or for a document to be executed, is satisfied by a signature or execution in electronic form if such is permitted by law and all requirements prescribed by law are met.

FINANCIAL YEAR

76.          The financial year of the Corporation shall end on such day in each year as the board of directors may from time to time by resolution determine.

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PASSED by the directors of the Corporation on March 30, 2015.

CONFIRMED by the shareholders of the Corporation on [●], 2015.

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Appendix E

Stock Option Plan Resolution

BE IT RESOLVED THAT:

1.	the amendment of the Stock Option Plan of the Corporation dated February 23, 2004, as subsequently amended, in the form attached as Appendix F to the Management Information Circular of the Corporation dated March 31, 2015 is hereby authorized and approved; and

2.	any director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver under the corporate seal of the corporation or otherwise all such documents and instruments and to do all such other acts and things as in his or her opinion may be necessary or desirable to give full effect to the foregoing resolution and as may be required under applicable laws.

Appendix F

STOCK OPTION PLAN

1.	Interpretation

In this Plan, the following terms shall have the following meanings:

“Administrators” means the Board or, if so designated by the Board to administer the Plan, the Compensation Committee of the Board or any other designated members of the Board;

“Associate” has the meaning assigned by the Securities Act (Ontario);

“Board” means the Board of Directors of the Corporation;

“Control” a company shall be deemed to be controlled by another person or company or by two or more companies if,

(a)	voting securities of the first-mentioned company carrying more than 50% of the votes for the election of directors are held, otherwise than by way of security only, by or for the benefit of the other person or company or by or for the benefit of the other companies; and

(b)	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of the first-mentioned company,

and “Controlled” shall have a corresponding meaning;

“Corporation” means Cipher Pharmaceuticals Inc.;

“Director and/or Senior Officer Participant” means a Participant who is a director and/or senior officer of the Corporation;

“Event of Termination” means the voluntary or involuntary termination of employment or service, retirement, or leaving of employment or service because of disability or death of a Participant;

“Exercise Day” means the day written notice of the exercise of an Option is received by the Corporation;

“Fair Market Value” means the closing price of the Shares on the TSX (or, if the Shares are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Shares are then listed or quoted, as the case may be, as may be selected by the Administrators for such purpose) on the last trading day on which Shares traded prior to the day on which an Option is granted, provided if no Shares traded in the five trading days prior to the day on which an Option is granted, the Fair Market Value shall be the average of the closing bid and ask prices over the last five trading days prior to the day on which an Option is granted;

“Growth Amount Fair Market Value” means the closing price of the Shares on the TSX (or, if the Shares are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Shares are then listed or quoted, as the case may be, as may be selected by the Administrators for such purpose) on the Exercise Day, provided if no Shares traded on such Exercise Day, the closing price shall be that on the last trading day on which Shares traded prior to the Exercise Day, and further provided that if no Shares traded in the five trading days prior to the Exercise Day, the Growth Amount Fair Market Value shall be the average of the closing bid and ask prices over the last five trading days prior to the Exercise Day;

“Insider Participant” means a Participant who is (a) an insider of the Corporation as defined in the Securities Act (Ontario), and (b) an Associate of any person who is an insider by virtue of (a);

“Options” means Options granted under the Plan to purchase Shares;

“Participant” means such directors, officers and employees of the Corporation or its Subsidiaries and such Service Providers as are designated by the Administrators to participate in the Plan;

“Personal Holding Corporation” means a corporation Controlled by a Director and/or Senior Officer Participant;

“Plan” means this Stock Option Plan;

“Reserved for Issuance” refers to Shares which may be issued in the future, upon the exercise of Options which have been granted;

“Service Provider” means any person or company engaged to provide ongoing management or consulting services for the Corporation or for any entity controlled by the Corporation;

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to directors, officers or employees of the Corporation or its Subsidiaries or to Service Providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

“Shares” means the common shares of the Corporation;

“Subsidiary” has the meaning assigned thereto in the Securities Act (Ontario) and “Subsidiaries” shall have a corresponding meaning but including unincorporated entities;

“Trust” means a trust governed by a registered retirement savings plan established by and for the sole benefit of a Director and/or Senior Officer Participant; and

“TSX” means The Toronto Stock Exchange.

2.	Purpose

The purpose of the Plan is to advance the interests of the Corporation and its Subsidiaries and its shareholders by providing to the directors, officers and employees of the Corporation and its Subsidiaries and Service Providers a performance incentive for continued and improved service with the Corporation and its Subsidiaries and by enhancing such persons’ contribution to increased profits by encouraging capital accumulation and share ownership.

3.	Shares Subject to the Plan

The shares subject to the Plan shall be Shares. The Shares for which Options are granted shall be authorized but unissued Shares. The aggregate number of Shares that are issuable under the Plan upon the exercise of Options which have been granted and are outstanding under the Plan, together with Shares that are issuable pursuant to outstanding awards or grants under the other Share Compensation Arrangements of the Corporation shall not at any time exceed 10% of the Corporation’s Shares then issued and outstanding, subject to increase or decrease by reason of amalgamation, rights offerings, reclassifications, consolidations or subdivisions, as provided in Section 16, or as may otherwise be permitted by applicable law and the TSX. Shares in respect of which Options have been granted but which are not exercised prior to expiry shall be available for subsequent Options.

4.	Administration of the Plan

The Plan shall be administered by the Administrators. Subject to Section 10, the Administrators shall have the power and authority to:

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(a)	adopt rules and regulations for implementing the Plan;

(b)	determine the eligibility of persons to participate in the Plan, when Options to eligible persons shall be granted, the number of Shares subject to each Option and, subject to Section 13, the vesting period for each Option;

(c)	interpret and construe the provisions of the Plan;

(d)	subject to regulatory requirements, make exceptions to the Plan in circumstances which they determine to be exceptional; and

(e)	take such other steps as they determine to be necessary or desirable to give effect to the Plan.

5.	Eligible Persons

Such directors, officers and employees of the Corporation and its Subsidiaries and such Service Providers as are designated by the Administrators shall be entitled to participate in the Plan.

6.	Agreement

All Options granted hereunder shall be evidenced by an agreement between the Corporation and the Participant substantially in the form of Schedule 1.

7.	Grant of Options

Subject to Sections 3 and 10, the Administrators may, from time to time, grant Options to Participants to purchase that number of Shares that the Administrators, in their absolute discretion, determine.

8.	Director and/or Senior Officer Participants’ Retirement Savings Plans

Director and/or Senior Officer Participants may, in their sole discretion, elect to have some or all of the Options granted to them granted to a Trust governed by a registered retirement savings plan established by and for the sole benefit of such Director and/or Senior Officer Participant. Such election must be made prior to the execution of the agreement described in Section 6 and shall be evidenced in such agreement and in the Option confirmation described in Section 14.

For the purposes of this Plan, Options held by Trusts established for the benefit of the Director and/or Senior Officer Participant shall be considered to be held by that Director and/or Senior Officer Participant.

9.	Director and/or Senior Officer Participants’ Personal Holding Corporation

Director and/or Senior Officer Participants may, in their sole discretion, elect to have some or all of any Options granted to a Personal Holding Corporation controlled by that Director and/or Senior Participant. Such election must be made prior to the execution of the agreement described in Section 6 and shall be evidenced in such agreement and in the Option confirmation described in Section 14. For the purposes of this Plan, Options held by the Personal Holding Corporation of a Director and/or Senior Officer Participant shall be considered to be held by that Director and/or Senior Officer Participant.

10.	Limit on Issuance of Shares

The aggregate number of Shares Reserved for Issuance pursuant to Options granted under the Plan and options or other entitlements granted under any other Share Compensation Arrangement to any Participant, shall not exceed 5% of the aggregate Shares outstanding (on a non-diluted basis) on the date of grant. The aggregate number of Shares Reserved for Issuance pursuant to Options granted under the Plan and options or other entitlements granted under any other Share Compensation Arrangement to Insider Participants, shall not exceed 10% of the aggregate Shares outstanding (on a non-diluted basis) on the date of grant. Within any 1-year period, the aggregate number of Shares issued to Insider Participants pursuant to Options granted under the Plan, or options or other entitlements granted under any other Share Compensation Arrangement shall not exceed 10% of the aggregate Shares outstanding and the number of Shares issued to any one Insider Participant and his or her Associates shall not exceed 5% of the aggregate Shares Outstanding (on a non-diluted basis) on the date of grant.

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In addition to the foregoing limits, (i) the maximum aggregate grant date fair value using the Black-Scholes-Merton valuation model of Option Grants to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $100,000 (expressed in the currency then used by the Corporation in preparing its financial statements); and (ii) no grant of Options under the Plan may be made to any non-employee director if such grant could result, together with awards or grants then outstanding under the Plan and the Corporation’s other Share Compensation Arrangements, in the issuance to non-employee directors as a group of a number of Shares exceeding 1% of the Shares issued and outstanding immediately prior to any such Share issuance.

11.	Exercise Price

The exercise price per Share shall be not less than the Fair Market Value of the Shares on the date the Option is granted.

12.	Term of Option

The term of each Option shall be determined by the Administrators, provided that no Option shall be exercisable after ten years from the date on which it is granted. If the expiry date of a particular Option after which it can no longer be exercised falls on, or within nine trading days immediately following, a date upon which the Participant granted the Option is prohibited from trading in securities of the Corporation due to a blackout period or other trading restriction imposed by the Corporation, then the expiry date of such Option shall be automatically extended to the tenth trading day following the date the relevant blackout period or other trading restriction imposed by the Corporation is lifted, terminated or removed.

13.	Shares Available for Purchase

Subject to Sections 17 and 18, the Shares subject to each Option shall vest and become available for purchase by the Participant on the date or dates determined by the Administrators when the Option is granted.

14.	Option Confirmation

Upon the grant of each Option, a confirmation, substantially in the form of Schedule 2, shall be delivered by the Administrators to the Participant. If applicable, the confirmation shall indicate the number of Options, if any, which the Director and/or Senior Officer Participant has elected to have granted directly to a Trust or Trusts, or to a Personal Holding Corporation or Personal Holding Corporations.

15.	Exercise of Option

Subject to Section 13, an Option may be exercised at any time, or from time to time. A Participant electing to exercise an Option on his or her own behalf or, if applicable, on behalf of a Trust or Personal Holding Corporation shall give written notice of the election to the Administrators, substantially in the form of Schedule 3, or in any other form acceptable to the Administrators.

A vested Option may be exercised in either of the following methods:

(a)	the purchase of any number of whole Shares which are then available for purchase at the exercise price specified for such Option (the “Purchase Price”); or

(b)	the receipt, without payment by the Participant, of an amount per Option (the “Growth Amount”) equal to the difference between the exercise price of the Option and the Growth Amount Fair Market Value of the Shares, which Growth Amount will be payable by the issuance by the Corporation to the Participant of that number of Shares calculated by dividing the Growth Amount by the Growth Amount Fair Market Value of the Shares.

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Upon actual receipt by the Administrators of (i) written notice by the Participant of its election pursuant to paragraph (a) above and a cheque for the aggregate exercise price, or (ii) written notice pursuant to the Growth Amount alternative in paragraph (b) above resulting in the issuance of Shares, the person (including a trustee, in the case of the exercise of Options by a Trust) exercising the Option shall be registered on the books of the Corporation as the holder of the appropriate number of Shares. No person shall enjoy any part of the rights or privileges of a holder of Shares subject to Options until that person becomes the holder of record of those Shares.

16.	Certain Adjustments

Appropriate adjustments as regards Options granted or to be granted, in the number of Shares which are available for purchase and in the Purchase Price for such Shares under the Plan shall be made by the Administrators to give effect to the number of Shares of the Corporation resulting from rights offerings or subdivisions, consolidations or reclassifications of the Shares, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes in the capital stock of the Corporation.

17.	Termination of Employment

Upon the occurrence of an Event of Termination, the Options granted to the effected Participant or to a Trust established for the benefit of such Director and/or, Senior Officer Participant or to a Personal Holding Corporation of such Director and/or Senior Officer Participant may be exercised only before the earlier of,

(a)	the termination of the Option; and

(b)	180 days from the date of the Event of Termination (unless the Event of Termination is the death of the Participant) or one calendar year from the date of the Event of Termination (if the Event of Termination is the death of the Participant);

and only in respect of Shares which were available for purchase at the date of the Event of Termination in accordance with Section 13 hereof. The right to purchase Shares which have not yet become available for purchase pursuant to Section 13 shall cease immediately on the date of the Event of Termination. Notwithstanding the foregoing, a pro rata portion of the unvested Options equal to that percentage of the twelve (12) month period immediately preceding the next scheduled vesting date with respect to the unvested Options following the date of the Event of Termination that the Participant worked up to the date of the Event of Termination shall be deemed to be vested on the business day immediately preceding the date of the Event of Termination and shall, thereafter, be exercisable in accordance with this Plan.

For greater certainty, if the employment or service of a Participant is terminated by the Corporation or, if applicable, a Subsidiary, the date of such Event of Termination shall be the date specified by the Corporation or the Subsidiary, as the case may be, in the notice of termination to such Participant as the date on which such Participant’s employment or service shall cease. Neither any period of notice, if any, or any payment in lieu thereof, upon such termination of employment or service shall be considered as extending the period of employment for the purposes of this Plan.

18.	Transferability

Subject to the terms of this Section 18 with respect to a Participant’s death, Options may not be assigned. Options may be exercised by the Participant, Trust or Personal Holding Corporation and, upon the Participant’s death, the legal representative of his or her estate or any other person who acquires his or her rights in respect of an Option by bequest or inheritance. A person exercising an Option may subscribe for Shares only in his or her own name, on behalf of a Trust established for his or her sole benefit, in the name of his or her Personal Holding Corporation or in his or her capacity as a legal representative.

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19.	Change of Control

If an offer is made to purchase outstanding voting shares of the Corporation and it is accepted by a sufficient number of holders of such Shares to constitute the offeror a shareholder of the Corporation being entitled to exercise more than 50% of the voting rights attached to the outstanding voting shares (provided that prior to the offer, the offeror was not entitled to exercise more than 50% of the voting rights attached to the outstanding voting shares) or if there is a consolidation, merger or amalgamation of the Corporation with or into any other corporation whereby the voting shareholders of the Corporation immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the voting shares of the consolidated, merged or amalgamated corporation, including a sale whereby all or substantially all of the Corporation’s undertakings and assets become the property of any other corporation, then a Participant shall be entitled to exercise his or her Option with respect to all of the Shares subject to the Option and not yet purchased thereunder, notwithstanding any determination by the Administrators pursuant to Section 13 with respect to the Option.

In addition, if an offer is made to purchase 50% or more of the outstanding voting shares of the Corporation (the “Offer”), a Participant shall be entitled to exercise his or her Option with respect to all of the Shares subject to the Option and not yet purchased thereunder and tender such Shares into the Offer, conditional upon the take-up of Shares under the Offer.

If such Shares are not taken up under the Offer, the Option shall remain outstanding on the same terms and conditions and any funds tendered on the conditional exercise of the Option shall be returned to the Participant forthwith.

20.	Termination of Plan

The Board may terminate this Plan at any time in its absolute discretion. If the Plan is so terminated, no further Options shall be granted but the Options then outstanding shall continue in full force and effect in accordance with the provisions of this Plan.

21.	Compliance with Statutes and Regulations

The granting of Options and the sale and delivery of Shares under this Plan shall be carried out in compliance with applicable statutes and with the regulations of governmental authorities and applicable stock exchanges. If the Administrators determine in their discretion that, in order to comply with any such statutes or regulations, certain action is necessary or desirable as a condition of or in connection with the granting of an Option or the issue or purchase of Shares under an Option, that Option may not be exercised in whole or in part unless that action shall have been completed in a manner satisfactory to the Administrators.

22.	Witholding Taxes

A Participant shall be solely responsible for all federal, provincial, state and local taxes resulting from his or her receipt of an Option, Share or other property pursuant to this Plan, except to the extent that the Corporation has, directly or indirectly, withheld (i) cash for remittance to the statutory authorities and/or (ii) securities having a value equal to the cash to be remitted to the statutory authorities. In this regard, the Corporation shall be able to deduct from any payments hereunder in the form of securities or from any other remuneration otherwise payable to a Participant, or any other person pursuant to the exercise of an Option, any taxes that are required to be withheld and remitted. Each Participant or other person receiving securities hereunder agrees to indemnify and save the Corporation harmless from any and all amounts payable or incurred by the Corporation if it is subsequently determined that any greater amount should have been withheld in respect of taxes or any other statutory withholding.

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23.	Right to Employment

Nothing contained in this Plan or in any Option granted under this Plan shall confer upon any person any rights to continued employment with the Corporation or interfere in any way with the rights of the Corporation in connection with the employment or termination of employment of any such person.

24.	Amendments to the Plan

The Board reserves the right, in its absolute discretion, to amend, suspend or terminate this Plan, or any portion thereof, at any time without obtaining the approval of shareholders of the Corporation, subject to those provisions of applicable law and regulatory requirements (including the rules, regulations and policies of the TSX and NASDAQ), if any, that require the approval of shareholders. Any amendment to any provision of the Plan will be subject to any required regulatory or governmental approvals. Notwithstanding the foregoing, the Corporation will be required to obtain the approval of the shareholders of the Corporation for any amendment related to:

(a)	the maximum number Shares which may be issued under the Plan;

(b)	a reduction in the exercise price per Share for Options held by Insider Participants; and

(c)	an extension to the term of Options held by Insider Participants.

25.	Governing Law

The Plan, and any and all determinations made and actions taken in connection with the Plan, shall be governed by and construed in accordance with the laws of the province of Ontario and the laws of Canada applicable therein.

26.	Subject to Approval

The Plan is adopted subject to the approval of the TSX and any other required regulatory approval. To the extent a provision of the Plan requires regulatory approval which is not received, such provision shall be severed from the remainder of the Plan until the approval is received and the remainder of the Plan shall remain in effect.

27.	Compensation Recoupment Policy

Any granting of Options under this Plan, the exercise of Options and the issuance of Shares are subject to the Corporation’s Compensation Recoupment Policy.

February 23, 2004 as amended April 17, 2007, April 22, 2010, March 8, 2011, May 3, 2013, June 13, 2013 and [●], 2015.

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Appendix G

Performance and Restricted Share Unit Plan Resolution

BE IT RESOLVED THAT:

1.	the adoption of the Performance and Restricted Share Unit Plan of the Corporation (the “Plan”) in the form attached as Appendix H to the Management Information Circular of the Corporation dated March 31, 2015 is hereby authorized and approved;

2.	all unallocated entitlements under the Plan are hereby approved until May 13, 2018; and

3.	any director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver under the corporate seal of the corporation or otherwise all such documents and instruments and to do all such other acts and things as in his or her opinion may be necessary or desirable to give full effect to the foregoing resolution and as may be required under applicable laws.

Appendix H

PERFORMANCE AND RESTRICTED SHARE UNIT PLAN

1.	PREAMBLE AND DEFINITIONS

1.1	Title and Conflict.

The Plan described in this document shall be called the “Performance and Restricted Share Unit Plan”.

In the event of any conflict or inconsistency between the Plan described in this document and the Award Agreement (as defined below), the terms and conditions of the Award Agreement shall prevail.

The Plan shall be governed and interpreted in accordance with the laws of the Province of Ontario.

1.2	Purpose of the Plan.

The purposes of the Plan are:

(i)	to promote a significant alignment between employees and directors of the Corporation and the participating Subsidiaries and the growth objectives of the Corporation and the participating Subsidiaries;

(ii)	to associate a portion of participating employees’ and directors’ compensation with the performance of the Corporation and its participating Subsidiaries over the long term; and

(iii)	to attract and retain critical personnel to drive the business success of the Corporation and its participating Subsidiaries.

1.3	Definitions.

1.3.1	“Account” has the meaning set out in Section 5.1.

1.3.2	“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities and tax legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and Stock Exchange Rules.

1.3.3	“Award Agreement” means the written or electronic agreement between the Corporation and a Participant under which the terms of an award are established, as contemplated by Section 4.1, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan.

1.3.4	“Award Date” means the effective date of a grant of PSUs or RSUs, as applicable, to a Participant as stated in the applicable Award Agreement.

1.3.5	“Award PSUs” means the number of PSUs awarded to a Participant in respect of a Performance Period and as stated in the applicable Award Agreement.

1.3.6	“Award RSUs” means the number of RSUs awarded to a Participant as stated in the applicable Award Agreement.

1.3.7	“Award Value” means the value, in dollars, of an award made to a Participant and as stated in the applicable Award Agreement, which is provided under the Plan in the form of PSUs or RSUs, as the case may be.

1.3.8	“Board” means the Board of Directors of the Corporation.

1.3.9	“Change in Control” shall be deemed to have occurred for purposes of this Plan if an offer is made to purchase outstanding voting shares of the Corporation and if it is accepted by a sufficient number of holders of such Shares to constitute the offeror a shareholder of the Corporation being entitled to exercise more than 50% of the voting rights attached to the outstanding voting shares (provided that prior to the offer, the offeror was not entitled to exercise more than 50% of the voting rights attached to the outstanding voting shares) or if there is a consolidation, merger or amalgamation of the Corporation with or into any other corporation whereby the voting shareholders of the Corporation immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the voting shares of the consolidated, merged or amalgamated corporation, including a sale whereby all or substantially all of the Corporation’s undertakings and assets become the property of any other corporation.

1.3.10	“Corporation” means Cipher Pharmaceuticals Inc. and any successor corporation, whether by amalgamation, merger or otherwise.

1.3.11	“Disability” means a physical or mental incapacity of the Participant that has prevented the Participant from performing the duties customarily assigned to the Participant for 180 calendar days, whether or not consecutive, out of any 12 consecutive months and that in the opinion of the Corporation, acting on the basis of advice from a duly qualified medical practitioner, is likely to continue to a similar degree.

1.3.12	“Dividend Equivalent Units” has the meaning set out in Section 5.2.

1.3.13	“Insider” means a Participant who is (a) an insider of the Corporation as defined in the Securities Act (Ontario) and (b) an associate (as defined in the Securities Act (Ontario)) of any person who is an insider by virtue of (a).

1.3.14	“Market Value” at any date in respect of the Shares means the volume weighted average trading price of such Shares on the Toronto Stock Exchange (or, if such Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange on which such Shares are listed and posted for trading as may be selected for such purpose by the Board) for the five consecutive trading days immediately preceding such date, provided that in the event that such Shares did not trade on any of such trading days, the Market Value shall be the average of the bid and ask prices in respect of such Shares at the close of trading on all of such trading days and provided that in the event that such Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the fair market value of such Shares as determined by the Board in its sole discretion.

1.3.15	“Participant” means such executive, other employee or director of the Corporation or any Subsidiary as the Board may designate to receive a grant of PSUs or RSUs under the Plan pursuant to an Award Agreement

1.3.16	“Performance Adjustment Factor” means the performance adjustment factor (either upwards or downwards) calculated following the end of the Performance Period in accordance with the Award Agreement.

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1.3.17	“Performance Criteria” means, in respect of a grant of a PSU, such financial and/or personal performance criteria as may be determined by the Board in respect of a grant of PSUs to any Participant and set out in an Award Agreement. Performance Criteria may apply to the Corporation, a Subsidiary, the Corporation and its Subsidiaries as a whole, a business unit of the Corporation or group comprised of the Corporation and one or more Subsidiaries, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified Performance Period, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparator group.

1.3.18	“Performance Period” means, in respect of a grant of a PSU, the particular designated time period(s) in respect of which the Performance Criteria are assessed and determined to be satisfied by the Board in order for such PSU to become a Vested PSU as set forth in the Award Agreement applicable to such grant.

1.3.19	“Period of Absence” means, with respect to a Participant, a period of time that lasts for at least 90 days throughout which the Participant is on a leave of absence from the Corporation or a Subsidiary that has been approved by the Corporation or Subsidiary, as applicable, a Statutory Leave, or is experiencing a Disability.

1.3.20	“Plan” means this Performance and Restricted Share Unit Plan, including any schedules or appendices hereto, as such may be amended from time to time and as attached to an Award Agreement.

1.3.21	“PSU Balance” in respect of any particular date means the number of PSUs recorded in a Participant’s Account in respect of a particular Performance Period, which shall include the PSU Award plus all Dividend Equivalent Units in respect of such PSUs.

1.3.22	“PSU” means a Performance Share Unit granted to a Participant that is represented by a bookkeeping entry on the books of the Corporation, the value of which on any particular date shall be equal to the Market Value and which generally becomes Vested, if at all, subject to the attainment of certain Performance Criteria and satisfaction of such other conditions to Vesting, if any, as may be determined by the Board.

1.3.23	“RSU” means a Restricted Share Unit granted to a Participant that is represented by a bookkeeping entry on the books of the Corporation, the value of which on any particular date shall be equal to the Market Value and which generally becomes Vested, if at all, following a period of continuous employment of the Participant with the Corporation or a Subsidiary or service as a director.

1.3.24	“Service Provider” means a person or company engaged to provide ongoing management or consulting services for the Corporation or for any entity controlled by the Corporation.

1.3.25	“Share” means a common share of the Corporation and such other share as may be substituted for it as a result of amendments to the articles of the Corporation, arrangement, reorganization or otherwise, including any rights that form a part of the common share or substituted share.

1.3.26	“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance, of Shares to directors, officers or employees of the Corporation or its Subsidiaries or to Service Providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise.

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1.3.27	“Statutory Leave” means, with respect to a Participant, a period of time throughout which the Participant is on a leave of absence to which he or she is entitled under applicable legislation and following which he or she has the right, pursuant to such legislation, to return to active employment with the Corporation or a Subsidiary.

1.3.28	“Stock Exchange” means the Toronto Stock Exchange, NASDAQ and such other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market.

1.3.29	“Stock Exchange Rules” means the applicable rules of any Stock Exchange.

1.3.30	“Subsidiary” has the meaning assigned therein in the Securities Act (Ontario) and “Subsidiaries” has a corresponding meaning but including unincorporated entities.

1.3.31	“Vested” means the applicable conditions for payment or other settlement in relation to a whole number, or a percentage (which may be more or less than 100%) of the number of Award PSUs or Award RSUs determined by the Board, (i) have been met; or (ii) have been waived or deemed to be met pursuant to the terms of the Plan or the applicable Award Agreement, and “Vest” or “Vesting” have a corresponding meaning

1.3.32	“Vesting Date” means, with respect to a PSU or RSU, the date on which the applicable conditions for payment or other settlement of such PSU or RSU are met, deemed to have been met or waived as contemplated in Section 1.3.31.

2.	CONSTRUCTION AND INTERPRETATION

2.1	Gender, Singular, Plural. In the Plan, references to the masculine include the feminine; and references to the-singular shall include the plural and vice versa, as the context shall require.

2.2	Governing Law. The Plan shall be governed and interpreted in accordance with the laws of the Province of Ontario and any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of Ontario.

2.3	Severability. If any provision or part of the Plan is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

2.4	Headings, Sections. Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained. A reference to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable.

3.	EFFECTIVE DATE AND EMPLOYMENT RIGHTS

3.1	Effective Date. The Plan shall become effective upon the date of approval by the shareholders of the Corporation given by the affirmative vote of a majority of the Shares represented at the meeting of the shareholders of the Corporation at which a motion to approve the Plan is presented.

3.2	No Employment Rights. Nothing contained in the Plan shall be deemed to give any person the right to be retained as an employee of the Corporation or of a Subsidiary. For greater certainty, a period of notice, if any, or payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall not be considered as extending the period of employment for the purposes of the Plan.

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4.	PSU AND RSU GRANTS AND PERFORMANCE PERIODS

4.1	Awards of PSUs and RSUs. The Plan shall be administered by the Board. The Board shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, subject to and not inconsistent with the express provisions of this Plan, including, without limitation, the authority to:

4.1.1	determine the Award Value and/or the number of PSUs or RSUs to be awarded for each award under an Award Agreement;

4.1.2	make grants of PSUs and RSUs in respect of any award under an Award Agreement;

4.1.3	determine the Award Date for grants of PSUs and RSUs, if not the date on which the Board determines to make such grants under an Award Agreement;

4.1.4	determine the Participants to whom, and the time or times at which, awards shall be made and PSUs and RSUs shall be granted under an Award Agreement;

4.1.5	approve or authorize the applicable form and terms of the related Award Agreements;

4.1.6	determine the terms and conditions of awards, and grants of PSUs and RSUs in respect thereof, to any Participant, including, without limitation the following, (A) the number of PSUs and RSUs to be granted; (B) the Performance Period(s) applicable to PSUs; (C) the Performance Criteria applicable to PSUs and any other conditions to the Vesting of any PSUs and RSUs granted hereunder; (D) the conditions, if any, upon which Vesting of any PSUs or RSUs will be waived or accelerated without any further action by the Board; (E) the extent to which the Performance Criteria must be achieved in order for any PSUs to become Vested PSUs and the Performance Adjustment Factor or other multiplier, if any, that will be applied to determine the number of PSUs that become Vested PSUs having regard to the achievement of the Performance Criteria; (F) the circumstances in which a PSU or RSU shall be forfeited, cancelled or expire; (G) the consequences of a termination of employment or service with respect to a PSU or RSU; (H) the manner of settlement of Vested PSUs and Vested RSUs; and (I) whether and the terms upon which any Shares delivered upon settlement of a PSU or RSU must continue to be held by a Participant for any specified period;

4.1.7	determine whether and the extent to which any Performance Criteria applicable to the Vesting of a PSU or other conditions applicable to the Vesting of a PSU or RSU have been satisfied or shall be waived or modified;

4.1.8	amend the terms of any outstanding Award Agreement provided, however, that no such amendment, shall be made at any time to the extent such action would materially adversely affect the existing rights of a Participant with respect to any then outstanding PSU or RSU related to such Award Agreement without his or her consent in writing and provided further, however, that the Board may amend the terms of an Award Agreement without the consent of the Participant if complying with Applicable Law;

4.1.9	determine whether, and the extent to which, adjustments shall be made pursuant to adjustments;

4.1.10	interpret the Plan and Award Agreements;

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4.1.11	prescribe, amend and rescind such rules and regulations and make all determinations necessary or desirable for the administration and interpretation of the Plan and Award Agreements;

4.1.12	determine the terms and provisions of Award Agreements (which need not be identical) entered into in respect of awards hereunder; and

4.1.13	make all other determinations deemed necessary or advisable for the administration of the Plan.

4.2	Eligibility and Award Determination.

4.2.1	In determining the Participants to whom awards may be made and the Award Value (and accordingly the number of PSUs and RSUs to be granted) for each award, or the specific number of PSUs or RSUs to be awarded, (subject, in the case of PSUs, to adjustment based on achievement of Performance Criteria), the Board may take into account such factors as it shall determine in its sole and absolute discretion.

4.2.2	The PSUs granted to a Participant for a Performance Period shall be determined by dividing the Award Value determined for the Participant for such Performance Period by the Market Value (with currency conversion if necessary) as at the end of the calendar quarter immediately preceding the Award Date, rounded down to the next whole number, unless the Board determines to grant a Participant a specific number of PSUs without specifying an Award Value.

4.2.3	The RSUs granted to a Participant shall be determined by dividing the Award Value of an award to be provided to the Participant in the form of RSUs by the Market Value (with currency conversion if necessary) as at the end of the calendar quarter immediately preceding the Award Date, rounded down to the next whole number, unless the Board determines to grant a Participant a specific number of RSUs without specifying an Award Value.

4.2.4	For greater certainty and without limiting the discretion conferred on the Board pursuant to this Section, the Board’s decision to approve a grant of PSUs in any Performance Period, or any grant of RSUs shall not entitle any Participant to an award of PSUs in respect of any other Performance Period or any future grant of RSUs; nor shall the Board’s decision with respect to the size or terms and conditions of an award require it to approve an award of the same or similar size or with the same or similar terms and conditions to any Participant at any other time. No Participant has any claim or right to receive an award or any PSUs or RSUs.

4.2.5	An Award Agreement shall set forth, among other things, the following: the Award Date of the award evidenced thereby; the number of PSUs or RSUs, as applicable, granted in respect of such award; the Performance Criteria and the Performance Adjustment Factor applicable to PSUs and any other conditions to the Vesting of the PSUs or RSUs, as applicable; in the case of PSUs, the applicable Performance’ Period; and may specify such other terms and conditions as the Board shall determine or as shall be required under any other provision of the Plan. The Board may include in an Award Agreement terms or conditions pertaining to confidentiality of information relating to the Corporation’s operations or businesses which must be complied with by a Participant including as a condition of the grant or Vesting of PSUs or RSUs.

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5.	ACCOUNTS, DIVIDEND EQUIVALENTS AND REORGANIZATION

5.1	Account. An account (“Account”) shall be maintained by the Corporation for each award made to each Participant pursuant to an Award Agreement and which will be credited with an opening balance equal to the Award PSUs and/or Award RSUs granted pursuant to such Award Agreement. PSUs or RSUs that fail to vest pursuant to Article 7, or that are paid out to the Participant or his legal representative, shall be cancelled and shall cease to be recorded in the Participant’s Account as of the date on which such PSUs or RSUs, as applicable, are forfeited or cancelled under, the Plan or are paid out, as the case may be.

5.2	Dividend Equivalent Units. When and if cash dividends are paid on the Shares during the Performance Period applicable to a particular Award Agreement, additional PSUs or RSUs, as applicable, will be credited to the Participant’s Account in accordance with this Section 5.2 (“Dividend Equivalent Units”). The number of such additional PSUs or RSUs to be credited to the Participant’s Account in respect of any particular dividend paid on the Shares will be calculated by dividing (i) the amount of the cash dividend that would have been paid to the Participant if each of the PSUs and RSUs recorded in the Participant’s Account (but for greater certainty not including any previous Dividend Equivalent Units received and recorded) as at the record date for the cash dividend had been Shares by (ii) the Market Value (with currency conversion if necessary) on the date on which the dividend is paid on the Shares, rounded down to the next whole number. Dividend Equivalent Units shall be subject to the same Vesting conditions and shall Vest and be paid at the same time as the PSUs or RSUs, as applicable, to which they relate.

5.3	Adjustments. In the event of any stock dividend, stock split, combination or exchange of shares, capital reorganization, consolidation, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to shareholders, or any other similar changes affecting the, Shares, proportionate adjustments to reflect such change or changes shall be made with respect to the number of PSUs and RSUs outstanding under the Plan, or securities into which the Shares are changed or are convertible or exchangeable and as may be substituted for Shares under this Plan, on a basis proportionate to the number of PSUs and RSUs in the Participant’s Account or some other appropriate basis, all as determined by the Board in its sole discretion.

6.	PAYMENT OF AWARDS BY TREASURY ISSUANCES

6.1	Maximum Number of Shares Issuable from Treasury. The aggregate number of Shares that are issuable under the Plan to pay awards which have been granted and are outstanding under the Plan, together with Shares that are issuable pursuant to outstanding awards or grants under the other Share Compensation Arrangements of the Corporation shall not at any time exceed 10% of the Corporation’s Shares then issued and outstanding, subject to adjustment as provided in Section 5.3 above to give effect to any relevant changes in the capitalization of the Corporation.

6.2	Issuances of Shares from Treasury. All issuances of Shares from treasury to pay awards as contemplated by Section 7.4 shall be deemed to be issued at a price per Share equal to the Market Value on the date of issuance.

6.3	Participation Limits. Awards under the Plan shall be limited as follows:

6.3.1	the total number of Shares reserved for issuance to any Participant under this Plan, at any time, together with Shares reserved for issuance to such Participant under the Corporation’s other Share Compensation Arrangements, shall not exceed 5% of the issued and outstanding Shares;

6.3.2	the total number of shares reserved for issuance to Insiders under the Plan, together with Shares reserved for issuance to Insiders under the Corporation’s other Share Compensation Arrangements, shall not at any time exceed 10% of the issued and outstanding Shares;

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6.3.3	within any one-year period, the aggregate number of Shares issued to Insiders pursuant to the Plan and the Corporation’s other Share Compensation Arrangements shall not exceed 10% of the issued and outstanding Shares;

6.3.4	the maximum aggregate grant date fair value using the Black-Scholes-Merton valuation model of awards under the Plan, together with awards or grants under the Corporation’s other Share Compensation Arrangements, to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $150,000; and

6.3.5	no award under the Plan may be made to any non-employee director if such award could result, together with awards or grants then outstanding under the Plan and the Corporation’s other Share Compensation Arrangements, in the issuance to non-employee directors as a group of a number of Shares exceeding 1% of the Shares issued and outstanding immediately prior to any such Share issuance.

7.	VESTING AND PAYMENT OF AWARDS

7.1	Vesting of PSUs. Upon the first day immediately following the end of the Performance Period, PSUs represented by the PSU Balance as at such date shall vest subject to the terms hereof, with the number of Vested PSUs being equal to the PSU Balance as at such date multiplied by the Performance Adjustment Factor as determined by the Board in accordance with the Award Agreement. For certainty, in the event the Performance Adjustment Factor is equal to zero, no PSU’s will vest. Except where the context requires otherwise, each PSU which vests pursuant to Article7 shall be referred to herein as a Vested PSU. PSUs which do not become Vested PSUs in accordance with this Article 7 shall be forfeited by the Participant and the Participant will have no further right, title or interest in such PSUs. The Participant waives any and all right to compensation or damages in consequence of the termination of employment (whether lawfully or unlawfully) or otherwise for any reason whatsoever insofar as those rights arise or may arise from the Participant ceasing to have rights or be entitled to receive any Shares under the Plan pursuant to this Section 7.1.

7.2	Performance Criteria. The PSUs granted to a Participant under an Award Agreement and Section 4.1 (and the related Dividend Equivalent PSUs) shall become Vested PSUs only upon the Board’s determination with respect to the Performance Adjustment Factor in accordance with the Award Agreement applicable to such PSUs or have been waived in accordance with Section 4.1.7.

7.3	Vesting of RSUs. Award RSUs shall Vest on the Vesting Date(s) specified in the Award Agreement for such Award RSUs, together with Dividend Equivalent Units granted in respect of such Award RSUs, in such proportion as may be determined in accordance with such Award Agreement. Except where the context requires otherwise, each RSU which vests pursuant to Article 7 shall be referred to herein as a Vested RSU. RSUs which do not become Vested RSUs in accordance with this Article 7 shall be forfeited by the Participant and the Participant will have no further right, title or interest in such RSUs. The Participant waives any and all right to compensation or damages in consequence of the termination of employment (whether lawfully or unlawfully) or otherwise for any reason whatsoever insofar as those rights arise or may arise from the Participant ceasing to have rights or be entitled to receive any Shares or cash payment under the Plan pursuant to this Section 7.3.

7.4	Payment in Shares. The Participant or his legal representative, as applicable, shall receive as applicable a number of Shares equal to the number of Vested PSUs credited to the Participant’s Account as of the last day of such Performance Period or equal to the number of Vested RSUs credited to the Participant’s Account on the Vesting Date thereof (rounded down to the nearest whole number of Shares). The Shares shall be distributed to the Participant or his legal representative, as applicable, in a single transfer as soon as practicable following the Vesting Date for RSUs and in the case of PSUs no later than six months following the last day of the Performance Period (or, in the event of the Participant’s death, no later than six months following the date of the Participant’s death).

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7.5	Death. Period of Absence.

7.5.1	Death. Where the employment or service as a director of a Participant terminates during a Performance Period in the case of PSUs or prior to a Vesting Date in the case of RSUs by reason of the Participant’s death: (i) the PSUs credited to the Participant’s Account as at December 31 of the year immediately preceding the Participant’s date of death shall continue to be eligible to become Vested PSUs in accordance with Sections 7.1 and 7.2; and (ii) the RSUs credited to the Participant’s Account as at December 31 of the year immediately preceding the Participant’s date of death shall Vest as of the Participant’s date of death. The Participant shall be entitled to receive in Shares a payment relating to such Vested PSUs and/or RSUs determined in accordance with Section 7.4. For greater clarity, the number of Vested PSUs used to calculate the value of the payment shall equal the number of Vested PSUs determined in accordance with Sections 7.1 and 7.2 as at December 31 of the year immediately preceding the Participant’s date of death.

7.5.2	Period of Absence. In the event of a Participant’s Period of Absence during a Performance Period for PSUs or prior to a Vesting Date for RSUs and subject to this Section 7.5.2 and Section 7.5.4, PSUs and RSUs credited to the Participant’s Account immediately prior to the commencement of such Period of Absence (and any related Dividend Equivalent PSUs and RSUs) shall continue to be eligible to become Vested in accordance with the provisions of Sections 7.1 and 7.2 and the Participant shall be entitled to receive Shares in respect of such Vested PSUs and Vested RSUs determined in accordance with Section 7.4, except that the number of Vested PSUs and Vested RSUs used to calculate the value of the payment shall equal the number of Vested PSUs or Vested RSUs, as applicable determined in accordance with Section 7.1 and 7.2 multiplied by a fraction, the numerator of which equals the number of whole and partial months in the Performance Period for which the Participant actively performed services for the Corporation or a Subsidiary and the denominator of which equals the number of whole and partial months in the Performance Period; in the case of PSUs, or in the period from the Award Date to the Vesting Date of such RSUs.

7.5.3	For greater clarity, no additional PSUs or RSUs (whether pursuant to Section 4.1 or in the form of Dividend Equivalent Units) shall be granted to a Participant following his or her date of death or during his or her Period of Absence, including following his or her date of Disability.

7.5.4	Notwithstanding Section 7.5.2, where a Participant experiences a Period of Absence that extends beyond the end of a Performance Period for PSUs or a Vesting Date for RSUs and fails to return to active full-time employment with the Corporation or a Subsidiary within 180 days following the end of such Performance Period or such Vesting Date, no portion of the PSUs subject to such Performance Period or RSUs that would otherwise Vest on such Vesting Date shall Vest and the Participant shall receive no payment or other compensation in respect of such PSUs or RSUs or loss thereof, on account of damages or otherwise.

7.6	Other Terminations of Employment. In the event that, during a Performance Period with respect to PSUs or prior to a Vesting Date with respect to RSUs, (i) the Participant’s employment or service as a director is terminated by the Corporation or a Subsidiary of the Corporation for any reason, or (ii) a Participant voluntarily terminates his employment with the Corporation or a Subsidiary of the Corporation or service as a director, including due to retirement, no portion of the PSUs subject to such Performance Period or RSUs that would otherwise Vest on such Vesting Date shall Vest and the Participant shall receive no payment or other compensation in respect of such PSUs or RSUs or loss thereof, on account of damages or otherwise; provided that any Vested PSUs and Vested RSUs will be settled in accordance with Section 7.4.

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7.7	Change in Control. Notwithstanding any other provision of the Plan, but subject to the terms of any Award Agreement or any employment agreement between the Participant and the Corporation or any Subsidiary, in the event of a Change in Control, all PSUs and RSUs credited to each Account (including for greater certainty Dividend Equivalent Units) which have not become Vested PSUs or Vested RSUs, shall become Vested PSUs and Vested RSUs on the basis of one PSU becoming one Vested PSU and one RSU becoming one Vested RSU, as at the time of Change in Control (unless otherwise determined by the Board). As soon as practicable following a Change in Control each Participant shall receive in Shares a payment equal to the number of such Vested PSUs and Vested RSUs (as determined pursuant to this Section 7.6) credited to the Participant’s Account at the time of the Change in Control (rounded down to the nearest whole number of Vested PSUs and Vested RSUs) multiplied by the price at which the Shares are valued for the purpose of the transaction or series of transactions giving rise to the Change in Control, or if there is no such transaction or transactions at the Market Value on the date of the Change in Control, less any statutory withholdings or deductions. Notwithstanding the foregoing, where a Change in Control occurs and no Shares are distributed to a Participant within 30 days following the Change in Control, the Corporation shall pay (or cause a Subsidiary to pay) to the Participant in respect of his Vested PSUs and Vested RSUs and Dividend Equivalent Units in cash the amount determined in accordance with the payment formula set out above.

8.	CURRENCY

8.1	Currency. References in the Plan to currency refer to the currency used by the Corporation to compensate the particular Participant receiving an award hereunder other than Section6.3.4 where reference is to the currency used by the Corporation in preparing its financial statements at such time.

9.	SHAREHOLDER RIGHTS

9.1	No Rights to Shares. PSUs and RSUs are not Shares and neither the grant of PSUs or RSUs nor the fact that Shares may be acquired by, or provided from, the Corporation in satisfaction of Vested PSUs or Vested RSUs will entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

10.	ADMINISTRATION

10.1	Delegation and Administration. The Board may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to any committee of the Board or any one or more directors, officers or employees of the Corporation and/or its participating Subsidiaries as it may determine from time to time, on terms and conditions as it may determine, except the Board shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with Applicable Law.

10.2	Effects of Board’s Decision. Any interpretation, rule, regulation, determination or other act of the Board hereunder shall be made in its sole discretion and shall be conclusively binding upon all persons.

10.3	Liability Limitation. No member of the Board or any officer, director or employee of the Corporation or any Subsidiary shall be liable for any action or determination made in good faith pursuant to the Plan or any Award Agreement under the Plan. To the fullest extent permitted by law, the Corporation and its Subsidiaries shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such person is or was a member of the Board or is or was an officer, director or employee of the Corporation or a Subsidiary.

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10.4	Compliance with Laws and Policies. The Corporation’s issuance of any PSUs and RSUs and its obligation to make any payments or discretion to provide any Shares hereunder is subject to compliance with Applicable Law. Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant will, at all times, act in strict compliance with Applicable Law and all other laws and any policies of the Corporation applicable to the Participant in connection with the Plan including, without limitation, furnishing to the Corporation all information and undertakings as may be required to permit compliance with Applicable Law. Such laws, regulations, rules and policies shall include, without limitation, those governing “insiders” or “reporting issuers” as those terms are construed for the purposes of Applicable Laws.

10.5	Withholdings. So as to ensure that the Corporation or a Subsidiary, as applicable, will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, the Corporation, or a Subsidiary may withhold or cause to be withheld from any amount payable to a Participant, either under this Plan, or otherwise, such amount, or may require the sale of such number of Shares, as may be necessary to permit the Corporation or the Subsidiary, as applicable, to so comply.

10.6	No Additional Rights. Neither designation of an employee as a Participant nor the establishment of an Award Value for or grant of any PSUs or RSUs to any Participant entitles any person to the establishment of an Award Value, grant, or any additional grant, as the case may be, of any PSUs or RSUs under the Plan.

10.7	Amendment, Termination. The Plan may be amended or terminated at any time by the Board in whole or in part, provided that:

10.7.1	no amendment of the Plan shall, without the consent of the Participants affected by the amendment, or unless required by Applicable Law, adversely affect the rights accrued to such Participants with respect to PSUs or RSUs granted prior to the date of the amendment;

10.7.2	no amendment of the Plan shall be effective unless such amendment is approved by the Toronto Stock Exchange and any other Stock Exchange whose approval is required under Stock Exchange Rules; and

10.7.2.1	approval by a majority of the votes cast by shareholders present and voting in person or by proxy at a meeting of shareholders of the Corporation shall be obtained for any:

10.7.2.2	amendment for which, under the requirements of the Toronto Stock Exchange and any other Stock Exchange whose approval is required under Stock Exchange Rules or any applicable law, shareholder approval is required;

10.7.2.3	a reduction in pricing of an award under the Plan benefitting an Insider;

10.7.2.4	extension of the term of an award under the Plan beyond the original expiry date of the award benefitting an Insider;

10.7.2.5	any amendment to remove or exceed the insider participation limit set out in Section 6.3.2 or 6.3.3;

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10.7.2.6	an increase to the maximum number of Shares issuable from treasury under the Plan;

10.7.2.7	the addition of additional categories of Participants; or

10.7.2.8	amendment to this Section 10.7.

10.8	Administration Costs. The Corporation will be responsible for all costs relating to the administration of the Plan. For greater certainty and unless otherwise determined by the Board, a Participant shall be responsible for brokerage fees and other administration or transaction costs relating to the transfer, sale or other disposition of Shares on behalf of the Participant that have been previously distributed to or provided to the Participant pursuant to the Plan.

10.9	Compliance with Section 409A of the U.S. Internal Revenue Code. Notwithstanding any provision in this Plan or an Award Agreement to the contrary, to the extent a Participant is subject to taxation under the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”), then any PSUs and RSUs awarded to such Participant shall be interpreted and administered so that any amount payable with respect to such awards shall be paid in a manner that is either exempt from or compliant with the requirements of Section 409A of the U.S. Tax Code and the applicable regulatory and other guidance issued thereunder (“Section 409A”). In furtherance of the foregoing, and notwithstanding Section 7.4 to the contrary, if any PSU or RSU awarded under this Plan would constitute non-exempt “deferred compensation” for purposes of Section 409A, then payment shall be made to the Participant or his legal representative, as applicable, in a single lump sum, less any applicable statutory withholdings or deductions, either (1) during the immediately following calendar year if the last day of the Performance Period or the Vesting Date, as applicable, is December 31, or (2) if (1) does not apply, no later than 90 days following the last day of the Performance Period or Vesting Date, as applicable (or, in the event of the Participant’s death, no later than 90 days following the date of the Participant’s death), provided that the Participant does not have a right to designate the year of the payment. Neither the Board, the Corporation nor its directors, officers or employees make any representations or warranties regarding the tax treatment of any payments under the Plan and none of them shall be held liable for any taxes, interest, penalties or other monetary amounts owed by a Participant as a result of the application of Section 409A.

10.10	Compensation Recoupment Policy. Any awarding of PSUs or RSUs under this Plan, the Vesting thereof and the issuance of Shares pursuant thereto are subject to the Compensation Recoupment Policy of the Corporation.

11.	ASSIGNMENT

11.1	Assignment. The assignment or transfer of the PSUs or RSUs, or any other benefits under this Plan, shall not be permitted, other than by operation of law.

Effective [May 13, 2015]

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Appendix I

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In general, the Board of Directors of the Corporation (the “Board”) is responsible for the stewardship of the Corporation. The Board oversees the business and affairs of the Corporation, supervises senior management’s day-to-day conduct of business, establishes or approves overall corporate policies where required and involves itself jointly with management in ensuring the creation of shareholder value and the preservation and protection of the Corporation’s assets as well as in establishing the Corporation’s strategic direction. The Board acts through regularly scheduled Board meetings, which are held on a quarterly basis, with additional meetings being scheduled when required. In addition, there is continued communication between senior management and Board members between meetings both on an informal basis and through committee meetings.

To assist in the discharge of its responsibilities, the Board has established an Audit Committee, a Nominating and Governance Committee and a Compensation Committee. All of the members of the committees are “independent” under Multilateral Instrument 52-110 – Audit Committees and under National Instrument 58-101 – Disclosure of Corporate Governance Practices of the Canadian Securities Administrators. The committees operate pursuant to written mandates (charters). Other committees may be established by the Board from time to time as circumstances require.

The Board believes that sound corporate governance practices are in the interest of shareholders and contribute to prudent and effective decision-making. As such, directors of the Corporation are committed to thorough and effective corporate governance arrangements. The Canadian Securities Administrators established various guidelines, which came into force on June 30, 2005, and which require listed companies to disclose their corporate governance practices on an annual basis with reference to these guidelines.

Since becoming a public company in February 2004, management of the Corporation has monitored ongoing developments in the area of corporate governance best practices with a view to making appropriate changes to the Corporation’s corporate governance structures and procedures, as described below.

1.	Board of Directors

The importance of the independence of the directors from management is fully endorsed by the Corporation. The Charter of the Board provides that at least a majority of the directors must be “independent” for the purposes of all applicable regulatory requirements. Mr. McDole, Dr. Mull, Mr. Wiseman, Dr. Aigner, Dr. Claypool and Mr. Wellner have all been determined by the Board to be “independent” as of the date of the Circular. The Audit Committee, the Nominating and Governance Committee and the Compensation Committee are each composed entirely of “independent” directors.

In addition to their roles as directors of the Corporation, the following individuals also hold positions as directors of the following reporting issuers: Mr. McDole is a director of Medicure Inc. and Mr. Wellner is a director of DiaMedica Inc. and Novadaq Technologies Inc.

The Board may meet independently of management as needed. The Charter of the Board of Directors provides for in camera sessions of independent directors before, during an adjournment of, or following the conclusion of each meeting of the Board, without any non-independent directors or management being present.

Mr. McDole, who is an independent director, was appointed Chair of the Board in February 2014. The Chair provides leadership to directors in discharging their mandate as set out in the Board Charter, including, by: (a) promoting a thorough understanding by the directors and management of the duties and responsibilities of the directors and the distinctions between the role of the directors and the role of management; (b) promoting cohesiveness among the directors; and (c) ensuring processes are in place to monitor legislation and best practices relating to the responsibilities of the Board, and reviewing the effectiveness of the Board, its committees and individual directors on a regular basis.

The following table sets forth the number of Board and committee meetings held and attendance by directors for the fiscal year ended December 31, 2014:

Attendance of Directors
(in person or by telephone)

Director	Board Meetings Attended	Audit Committee Meetings Attended	Nominating and Governance Committee Meetings Attended	Compensation Committee Meetings Attended
Gerald McDole	16 of 16	4 of 4	9 of 9	2 of 2
John Mull[1]	15 of 16	2 of 2	5 of 5	1 of 1
Stephen Wiseman	16 of 16	4 of 4	9 of 9	2 of 2
Stefan Aigner	15 of 16	4 of 4	8 of 9	2 of 2
William Claypool	15 of 16	4 of 4	9 of 9	2 of 2
Thomas Wellner[2]	5 of 6	N/A	N/A	N/A
Larry Andrews[3]	2 of 2	N/A	N/A	N/A

(1)	John Mull joined the Audit, Nominating and Governance, and the Compensation Committees as of May 2, 2014
(2)	Thomas Wellner was named to the Board on March 12, 2014 and is not a member of any Committee of the Board
(3)	Larry Andrews resigned as a director effective March 13, 2014 and was not a member of any Committee of the Board

2.	Board Mandate

The Board, either directly or through its committees, supervises the business and affairs of the Corporation.

The Board is kept informed of the Corporation’s operations at Board meetings, committee meetings and through reports and discussions with management of the Corporation, as necessary. Each of the Board and the Audit Committee meet on a quarterly basis, with additional meetings scheduled when required. In addition, there is continued communication between senior management of the Corporation and the Board on an informal basis.

The duties and responsibilities of the Board are set out in the Charter of the Board of Directors attached as Appendix J to this circular.

3.	Position Descriptions and Chief Executive Officer Succession Planning

The Corporation has developed and implemented written position descriptions for the Chief Executive Officer, Chief Financial Officer, Chair of the Board, Chair of the Audit Committee, Chair of the Nominating and Governance Committee and Chair of the Compensation Committee. Position descriptions are reviewed periodically. In addition, as a matter of succession planning with respect to the Corporation’s Chief Executive Officer, the Board has identified specific criteria to be considered in the appointment of the Chief Executive Officer which the Board is to review annually and update as necessary.

4.	Orientation and Continuing Education of New Directors

The Board is responsible for developing and implementing, on recommendation of the Nominating and Governance Committee, a comprehensive orientation program for new directors. The Nominating and Governance Committee develops the comprehensive orientation programs with a goal of assisting new directors in understanding: (a) the role of the Board and its committees; (b) the contribution individual directors are expected to make (including the commitment of time and energy that the Corporation expects from its directors); and (c) the nature and operation of the Corporation’s business. The Nominating and Governance Committee’s continuing education program assists directors to maintain or enhance their skills and abilities as directors and in ensuring that their knowledge and understanding of the Corporation’s business remains current.

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5.	Ethical Business Conduct

The Corporation has a strong commitment to the conduct of business in a lawful and ethical manner. The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for directors, officers and employees which may be obtained by contacting the Secretary of the Corporation, Norman Evans, at (905) 602-5840. The Code describes confidential reporting procedures which may be used by personnel to communicate good faith concerns about any violation of the Code or related policies and guidelines directly to the Chair of the Nominating and Governance Committee. The Chair maintains a log of all reports that are received, tracking their receipt, investigation and resolution.

The Charter of the Board describes the requirement and procedure by which each director must disclose, in writing to the Corporation or by requesting to have entered in the minutes of meetings of the Board or a committee of Directors, the nature and extent of any interest that such director has in a material contract or material transaction, whether made or proposed, with the Corporation, if the director: (a) is a party to the contract or transaction; (b) is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Directors are to disclose such interest to the Board at the first opportunity and if a material contract or material transaction, whether entered into or proposed, is one that, in the ordinary course of the Corporation’s business, would not require approval by the directors, a director must disclose, in writing to the Corporation or request to have entered in the minutes of a meeting of the Board or a committee, the nature and extent of such director’s interest immediately after he or she becomes aware of the contract or transaction. A director required to make such disclosure shall not vote on any resolution to approve the contract or transaction unless the contract or transaction: (a) relates primarily to his or her remuneration as a director, officer, employee or agent of the Corporation or an affiliate; (b) is for indemnity or insurance; or (c) is with an affiliate.

The Code, the Charter of the Board, as well as a number of other policies implemented by the Corporation, including insider trading and whistleblowing policies, serve to promote and encourage a culture of ethical business conduct within the Corporation.

6.	Nomination of Directors

The Nominating and Governance Committee, composed entirely of independent directors has the responsibility of identifying individuals qualified to become new directors of the Corporation and recommending to the Board the directors to be nominated for election at annual meetings of shareholders.

In evaluating the competencies and skills of potential new directors, the Nominating and Governance Committee considers: (a) the competencies and skills the Board, as a whole, should possess; (b) the competencies and skills each existing director possesses; and (c) the personality and skills each new nominee would bring to the Board. The Nominating and Governance Committee is also guided by the principles set out in the Board Diversity Policy as described in item 11 below.

7.	Majority Voting in Director Elections

The Board has adopted a Majority Voting in Directors Elections Policy that will apply at any meeting of shareholders where an uncontested election of directors is held. Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director, the director nominee will be required to submit his or her resignation to the Chair of the Board promptly following the meeting of shareholders. Following receipt of the resignation, the Board will consider whether or not to accept the offer of resignation. With the exception of special circumstances, the Board will be expected to accept the resignation. Within 90 days following the applicable meeting of shareholders, the Board will make its decision and disclose it by a press release, such press release to include the reasons for rejecting the resignation, if applicable. The policy is set out in Appendix J to this Circular.

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8.	Compensation

The Board approves the compensation of the Chief Executive Officer and considers recommendations of the Chief Executive Officer with respect to the compensation of other members of senior management. The Board has directed the Compensation Committee to consider matters related to executive compensation and to report and make recommendations to the Board with respect to such matters.

The Compensation Committee, composed entirely of independent directors, assists the Board in its oversight of executive and director compensation and undertakes the responsibility for: (a) reviewing and making recommendations to the Board with respect to compensation of the Chief Executive Officer; (b) making recommendations to the Board with respect to non-CEO officer compensation, incentive compensation plans and equity-based plans; and (c) reviewing the Corporation’s compensation disclosure in public documents and preparing the annual report on executive compensation for inclusion in the Corporation’s information circulars.

The Compensation Committee also monitors the administration of the Corporation’s executive officer incentive and other compensation related plans and reports to the Board annually on whether incentives and bonuses awarded or paid to the Chief Executive Officer and each of the other executive officers have been awarded or paid in accordance with the applicable plans.

The consulting firm of Mercer (Canada) Ltd. was retained in 2014 to perform compensation reviews for the key executive positions as well as the level of compensation paid to directors. The fees paid to Mercer (Canada) Ltd. in 2014 totalled $65,000 for these services. No fees were paid in 2012 or 2013.

9.	Assessments

The Nominating and Governance Committee is charged with developing and recommending to the Board a process for reviewing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors on an annual basis, such process to consider: (a) input from directors, as appropriate; (b) attendance of directors at meetings of the Board and any committee; (c) the Board’s written charter; (d) the charter of each committee of the Board; (e) applicable position description(s) for each individual director and for the chairs of the Board and of each committee of the Board; and (f) the competencies and skills each individual Director is expected to bring to the Board. The Committee is responsible for overseeing the execution of the review process as approved by the Board.

The Nominating and Governance Committee also reviews the Board’s committee structure on an annual basis and recommends to the Board any changes it considers necessary or desirable with respect to the committee structure, including: (a) the charters of each committee; (b) the criteria for membership on any committee; (c) the composition of each committee; (d) the appointment and removal of members from any committee; (e) the operations of each committee, including the ability of any committee to delegate any or all of its responsibilities to a sub-committee of that committee; and the process by which each committee reports to the Board.

Each of the Board as a whole, the Audit Committee, the Nominating and Governance Committee and Compensation Committee are to review performance and effectiveness annually in accordance with the approved review process.

10.	Director Term Contracts

As a mechanism for renewal of the Board, the Charter of the Board of Directors provides that a person may serve as a director for a maximum of 15 years, whether or not consecutive, subject to the Board determining to recommend a director for re-election beyond the 15 years in exceptional circumstances and to further the best interests of the Corporation.

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11.	Policies Regarding the Representation of Women on the Board

The Corporation adopted on December 17, 2014 a written policy with respect to the Diversity of the Board of Directors (the “Board Diversity Policy”). Pursuant to the Board Diversity Policy, the Nominating and Governance Committee, when identifying candidates for election or appointment to the Board, is guided by principles which include consideration of diversity criteria by seeking directors who represent both genders and various ages, cultural communities and geographic areas. The Nominating and Governance Committee and the Board may engage external advisors to conduct a search for Board candidates to help achieve Board diversity as above described. The Board Diversity Policy has been recently adopted. The effectiveness of the policy and progress thereunder will be monitored by the Nominating and Governance Committee on an ongoing basis.

12.	Consideration of the Representation of Women in the Director Identification and Selection Process

Pursuant to the Board Diversity Policy, the Nominating and Governance Committee is to consider the level of representation of women on the Board in identifying and nominating candidates for election to the Board.

13.	Consideration Given to the Representation of Women in Executive Officer Appointments

The Corporation adopted on December 17, 2014 a written Policy with respect to the Diversity of Executive Officers (the “Executive Officer Diversity Policy”). Pursuant to this policy, when identifying candidates for appointment as executive officers of the Corporation, the Board is guided by principles which include consideration of diversity criteria by seeking executive officers who represent both genders and various cultural communities. The Board may engage external advisors to conduct a search for candidates to help achieve executive officer diversity as above described.

14.	Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Board Diversity Policy provides that the Board aspires toward a composition of the Board in which each gender comprises at least one-quarter of the directors by 2020. The Executive Officer Diversity Policy provides that it is the Corporation’s intention that senior management be such that each gender comprises at least one-third of the executive officers of the Corporation through 2017.

15.	Number of Women on the Board and in Executive Officer Positions

There are presently no women on the Board. There are three female executive officers of the Corporation, being 50% of the Corporation’s executive officers.

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Appendix J

CHARTER OF THE BOARD OF DIRECTORS OF CIPHER PHARMACEUTICALS INC.

GENERAL

1.	Purpose and Responsibility of the Board

The Board of Directors is responsible for supervising the activities and managing the investments and affairs of the Corporation. By approving this Charter, the Board confirms its responsibility for the stewardship of the Corporation and its business. This stewardship function includes responsibility for the matters set out in this Charter. The responsibilities of the Directors described herein are pursuant to, and subject to, the Act and do not impose any additional responsibilities or liabilities on the Directors at law or otherwise.

2.	Review of Charter

The Board shall review and assess the adequacy of this Charter annually and at such other times as it considers appropriate and shall make such changes as it considers necessary or appropriate.

3.	Definitions and Interpretation

3.1	Definitions

In this Mandate:

(a)	“Act” means the Business Corporations Act (Ontario), as amended;

(b)	“Applicable Laws” means all applicable provisions of law, domestic or foreign, including, without limitation, the Act; the Securities Act (Ontario) as amended, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder; and the applicable rules and policies of any stock exchange on which the Corporation is listed;

(c)	“Board” means the Board of Directors of the Corporation;

(d)	“CEO” means the chief executive officer of the Corporation;

(e)	“Chair” means the chair of the Board;

(f)	“Charter” means this charter, as amended from time to time;

(g)	“Corporation” means Cipher Pharmaceuticals Inc.;

(h)	“Directors” means the directors of the Corporation;

(i)	“Residents” means “resident Canadians” for purposes of the Act; and

(j)	“Vice Chair & Lead Director” means the lead director of the Corporation.

3.2	Interpretation

This Charter is subject to and shall be interpreted in a manner consistent with the Act and any other applicable legislation.

CONSTITUTION OF THE BOARD

4.	Election and Removal of Directors

4.1	Number of Directors

The Corporation shall have a minimum of one Director and a maximum of ten Directors, with the number of Directors from time to time within such range being fixed by resolution of the Directors.

4.2	Election of Directors

Directors shall be elected (including the re-election of incumbent Directors) at each annual meeting of the shareholders, and may be elected at a special meeting of the shareholders, in each case to hold office, subject to Section 4.4, for a term expiring at the close of the next annual meeting of the shareholders following such an election.

4.3	Vacancies

A quorum of Directors may fill a vacancy among the Directors, to the extent permitted under the Act.

4.4	Ceasing to Be a Director

A Director shall cease to hold office when:

(a)	he or she dies or resigns;

(b)	he or she is removed in accordance with the provisions of the Act; or

(c)	he or she ceases to be duly qualified to act as a Director as specified in the Act.

4.5	Majority Voting in Director Elections

The Majority Voting in Director Elections Policy set out in Schedule B to this Charter shall apply with respect to an uncontested election of Directors.

5.	Criteria for Directors

5.1	Qualifications of Directors

Every Director shall be an individual who is at least 18 years of age, has not been found under the Substitute Directors Act, 1992 (Ontario) or under the Mental Health Act (Ontario) to be incapable of managing property or found to be incapable by a court in Canada or elsewhere.

5.2	Residency

At least 25% of the Directors shall be Residents.

5.3	Independence of Directors

At least a majority of the Directors shall be independent as defined under Applicable Laws.

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5.4	Tenure

A person may serve as a director for a maximum of 15 years, whether or not consecutive, subject to the Board determining to recommend a Director for re-election beyond the 15 years in exceptional circumstances and to further the best interests of the Corporation

5.5	Other Criteria

The Board may establish other criteria for Directors as contemplated in this Charter.

6.	Board Chair

6.1	Board to Appoint Chair

The Board shall appoint an independent Director to act as Chair, or alternatively, shall appoint a Director who is not independent to act as Chair and shall also appoint an independent Director to act as Vice Chair & Lead Director.

6.2	Chair to Be Appointed Annually

The Board shall appoint the Chair annually at the first meeting of the Board after a meeting of the members at which Directors are elected. If the Board does not so appoint a Chair, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

7.	Information, Advice and Remuneration of Directors and Retaining Advisors

7.1	Remuneration

Members of the Board and the Chair shall receive such remuneration for their service on the Board as the Board may determine from time to time, in consultation with the Compensation Committee of the Board.

7.2	Retaining and Compensating Advisors

Each Director shall have the authority to retain at the expense of the Corporation outside counsel and any other external advisors from time to time as appropriate with the approval of the chair of the Nominating and Governance Committee.

7.3	Information

The Board shall have the authority to request from management of the Corporation, and from other sources, such information as the Board considers necessary in order to discharge its oversight responsibilities.

MEETINGS OF THE BOARD

8.	Meetings of the Board

8.1	Time and Place of Meetings

Meetings of the Board shall be held in Canada and shall be called in the manner and at the location contemplated in the by-laws of the Corporation.

8.2	Frequency of Board Meetings

The Board shall meet at least four times per year on a quarterly basis.

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8.3	Quorum

The quorum for the transaction of business at any meeting of the Directors shall consist of a majority of the number of Directors fixed in accordance with Section 4.1.

8.4	Secretary of the Meeting

The Chair shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of any meeting of the Board.

8.5	Right to Vote

Each member of the Board shall have the right to vote on matters that come before the Board.

8.6	Invitees

The Board may invite any of the Corporation’s officers, employees, advisors or consultants or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

9.	Conflicts of Interest

9.1	Disclosure of Interest

Each Director shall disclose, in writing to the Corporation or by requesting to have entered in the minutes of meetings of the Board or a committee of Directors, the nature and extent of any interest that such Director has in a material contract or material transaction, whether made or proposed, with the Corporation, if the Director:

(a)	is a party to the contract or transaction;

(b)	is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or

(c)	has a material interest in a party to the contract or transaction.

9.2	Time of Disclosure

(a)	Each Director shall disclose such interest to the Board at the first opportunity to disclose such interest. For example, the Director shall disclose such interest at the meeting at which the contract or transaction is first considered or, if the Director becomes interested at a later time, at the first meeting after which the Director becomes so interested or, if an interested individual later becomes a Director, at the first meeting after he or she becomes a Director.

(b)	If a material contract or material transaction, whether entered into or proposed, is one that, in the ordinary course of the Corporation’s business, would not require approval by the Directors, a Director shall disclose, in writing to the Corporation or request to have entered in the minutes of meetings of the Board or a committee of Directors, the nature and extent of such Director’s interest immediately after he or she becomes aware of the contract or transaction.

9.3	Voting

A Director required to make a disclosure under paragraph 9.2(a)above shall not vote on any resolution to approve the contract or transaction unless the contract or transaction:

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(a)	relates primarily to his or her remuneration as a Director, officer, employee or agent of the Corporation or an affiliate;

(b)	is for indemnity or insurance; or

(c)	is with an affiliate.

9.4	Continuing Disclosure

A Director may declare his or her interest in relation to a contract or transaction by a general notice to the Directors declaring that a Director is to be regarded as interested, for any of the following reasons, in a contract or transaction made with a party:

(a)	the Director is a director or officer, or an individual acting in a similar capacity, of a party referred to in paragraphs 9.1(b)-(c) above;

(b)	the Director has a material interest in the party; or

(c)	there has been a material change in the nature of the Director’s interest in the party.

9.5	Avoidance Standards and Shareholder Confirmation

A contract or transaction for which disclosure is required under Section 9.1 above is not invalid, and the Director is not accountable to the Corporation or its shareholders for any profit realized from such contract or transaction, because of the Director’s interest in the contract or transaction or because the Director was counted to determine whether a quorum existed at the meeting of the Board or a committee of the Board that considered the contract or transaction, if:

(a)	disclosure of the interest was made as described in this Section 9, the Directors approved the contract or transaction, and the contract or transaction was reasonable and fair to the Corporation when it was approved; or

(b)	the contract or transaction is approved or confirmed by special resolution at a meeting of shareholders, disclosure of the interest was made to shareholders in a manner sufficient to indicate its nature before such approval or confirmation, and the contract or transaction was reasonable and fair to the Corporation when it was approved or confirmed.

10.	In Camera Sessions

10.1	In Camera Sessions of Independent Directors

Before, during an adjournment of, or following the conclusion of each meeting of the Board, the independent Directors shall meet without the non-independent Directors and any member of management being present, provided that any failure to do so shall not invalidate business transacted at a duly convened meeting of the Board.

10.2	Business Transacted at In Camera Sessions

The Directors shall not transact business of the Board at an in camera session of Directors.

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DELEGATION OF DUTIES AND RESPONSIBILITIES

11.	Delegation and Reliance

11.1	Delegation of Powers

The Directors may establish one or more committees and may, subject to Applicable Laws, delegate to such committees any of the powers of the Directors. The Directors may also, subject to Applicable Laws, delegate such powers to such of the officers of the Corporation (or to other persons as the Directors may deem appropriate) as they, in their sole discretion, may deem necessary or desirable, and define the scope of and manner in which such powers shall be exercised by such persons as they may deem appropriate, without regard to whether such authority is normally granted or delegated by directors, subject, however, to the overall supervision and control of the Directors.

11.2	Requirement for Certain Committees

The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

(a)	Audit Committee;

(b)	Nominating and Governance Committee; and

(c)	Compensation Committee.

11.3	Composition of Committees

The Board shall appoint and maintain in office members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

11.4	Review of Charters

On an annual basis, the Board shall review the recommendations of the Nominating and Governance Committee with respect to the charters of each committee of the Board. The Board shall approve those changes to the charters that it determines are appropriate.

11.5	Reliance on Management

The Board is entitled to rely in good faith on the information and advice provided to it by the Corporation’s management.

11.6	Reliance on Others

The Board is entitled to rely in good faith on information and advice provided to it by advisors, consultants and such other persons as the Board considers appropriate.

11.7	Oversight

The Board retains responsibility for oversight of any matters delegated to any Director(s) or any committee of the Board, to management or to other persons.

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DUTIES AND RESPONSIBILITIES

12.	Responsibility for Specific Matters

12.1	Responsibility for Specific Matters

The Directors explicitly assume responsibility for the matters set out below, recognizing that these matters represent in part responsibilities reflected in requirements and recommendations adopted by applicable securities regulators and stock exchanges and do not limit the Directors’ responsibilities under the Act.

12.2	Delegation to Committees

Whether or not specific reference is made to committees of the Board in connection with any of the matters referred to below, the Board may direct any committee of the Board to consider such matters and to report and make recommendations to the Board with respect to these matters.

13.	Corporate Governance Generally

13.1	Governance Practices and Principles

The Board shall be responsible for developing the Corporation’s approach to corporate governance, including, if deemed appropriate, a set of corporate governance principles and guidelines that are specifically applicable to the Corporation.

13.2	Governance Disclosure

(a)	Approval of Disclosure. The Board shall approve disclosure about the Corporation’s governance practices in any document before it is delivered to the Corporation’s shareholders or filed with applicable securities regulators or with the stock exchanges.

(b)	Determination that Differences Are Appropriate. If the Corporation’s governance practices differ from those recommended by applicable securities regulators or the stock exchanges, the Board shall consider these differences and why the Board considers them to be appropriate.

13.3	Delegation to Nominating and Governance Committee

The Board may direct the Nominating and Governance Committee to consider the matters contemplated in this Section 13 and to report and make recommendations to the Board with respect to these matters.

14.	Responsibilities Relating to Management

14.1	Integrity of Management

The Board shall, to the extent feasible, reasonably satisfy itself:

(a)	as to the integrity of the CEO and other executive officers of the Corporation; and

(b)	that the CEO and other executive officers of the Corporation create a culture of integrity throughout the organization.

14.2	Succession Planning

The Board shall be responsible for succession planning, including appointing, training and monitoring senior management. In discharging this responsibility, the Board may:

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(a)	consider recommendations of the Nominating and Governance Committee; and

(b)	consider recommendations of management and review and approve (as appropriate) succession plans developed by the CEO for senior management positions.

14.3	Executive Compensation Policy

(a)	Board Approval. The Board shall approve the compensation of the CEO and shall consider and, if appropriate, approve the recommendations of the CEO with respect to the compensation of other members of senior management.

(b)	Delegation to Compensation Committee. The Board may direct the Compensation Committee to consider the matters contemplated in this Section 14.3 and to report and make recommendations to the Board with respect to these matters.

15.	Oversight of the Operation of the Business

15.1	Risk Management

Taking into account the reports of management and such other persons as the Board may consider appropriate, the Board shall identify the principal risks of the Corporation’s business and satisfy itself as to the implementation of appropriate systems to manage these risks.

15.2	Strategic Planning Process

The Board shall adopt a strategic planning process and shall approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Corporation’s business.

15.3	Internal Control and Management Information Systems

The Board shall review the reports of management and the Audit Committee concerning the integrity of the Corporation’s internal control and management information systems. Where appropriate, the Board shall require management and the Audit Committee to implement changes to such systems to ensure integrity of such systems.

15.4	Communications Policies

The Board shall review and, if determined appropriate, approve a corporate disclosure policy and such other policies as may be necessary or desirable for communicating with shareholders, the investment community, the media, governments and their agencies, employees and the general public. All publicly disseminated materials of the Corporation shall provide for a mechanism for feedback of stakeholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the Directors on a semi-annual basis or at such other more frequent intervals as the Directors require. The Board shall consider, among other things, the recommendations of management and the Nominating and Governance Committee with respect to such policies.

15.5	Whistleblowing Policy

The Board shall review and approve a whistleblowing policy for the Corporation. In adopting the whistleblowing policy, the Board shall consider the recommendations of the Audit Committee concerning its compliance with applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

15.6	Financial Statements

The Board shall review the recommendation of the Audit Committee with respect to the annual financial statements of the Corporation to be delivered to shareholders. If in agreement with the Audit Committee, the Board shall approve such financial statements. The Board shall also review the recommendation of the Audit Committee with respect to the interim financial statements or other material financial disclosure of the Corporation prior to its release to the public and, if in agreement with the Audit Committee, shall approve such financial statements or other material financial disclosure.

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15.7	Pension Plan Matters

The Board shall receive and review reports from management and from the Nominating and Governance Committee covering administration, investment performance, funding, financial impact, actuarial reports and any pension plan related matters.

15.8	Code of Business Conduct and Ethics

The Board shall review and approve a Code of Business Conduct and Ethics for the Corporation. In adopting this Code, the Board shall consider the recommendations of the Nominating and Governance Committee concerning its compliance with applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

15.9	Compliance and Disclosure

The Board shall direct the Nominating and Governance Committee to monitor compliance with the Code of Business Conduct and Ethics and recommend disclosures with respect thereto. The Board shall consider any report of the Nominating and Governance Committee concerning these matters, and shall approve, if determined appropriate, the disclosure of the Code of Business Conduct and Ethics and of any waiver granted to a Director or executive officer of the Corporation from complying with the Code of Business Conduct and Ethics.

15.10	Legal Counsel

(a)	The Board shall approve any change in the Corporation’s regular external legal counsel and any retention by the Corporation of other external counsel as lead counsel for material transactions or matters.

(b)	The Board may delegate to one or more members of the Board the authority to pre-approve the retention by the Corporation of other external counsel as lead counsel for material transactions or matters in satisfaction of the requirement in Section 15.10(a), provided that such member or members must present any such retention to the full Board at its first scheduled meeting following such pre-approval.

16.	Nomination of Directors

16.1	Nomination and Appointment of Directors

(a)	The Board shall nominate individuals for election as Directors by the shareholders and shall require the Nominating and Governance Committee to make recommendations to it with respect to such nominations.

(b)	In selecting candidates for nomination as Directors, the Board shall:

(i)	consider what competencies and skills the Board, as a whole, should possess;

(ii)	assess what competencies and skills each existing and proposed new Director possesses; and

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(iii)	consider whether each nominee can devote sufficient time and resources to his or her duties as a Director.

(c)	The Board shall consider recommendations made to it by the Nominating and Governance Committee with respect to the size and composition of the Board.

17.	Board Effectiveness

17.1	Position Descriptions

The Board shall review and, if determined appropriate, approve the recommendations of the Nominating and Governance Committee concerning formal position descriptions for:

(a)	the Chair of the Board, the Vice Chair & Lead Director (if any) and for the Chair of each committee of the Board, and

(b)	the CEO,

provided that in approving a position description for the CEO, the Board shall consider the input of the CEO and shall develop and approve corporate goals and objectives that the CEO is responsible for meeting (which may include goals and objectives relevant to the CEO’s compensation, as recommended by the Nominating and Governance Committee).

17.2	Director Orientation and Continuing Education

The Board shall review and, if determined appropriate, approve the recommendations of the Nominating and Governance Committee concerning:

(a)	a comprehensive orientation program for new Directors; and

(b)	a continuing education program for all Directors.

17.3	Board, Committee and Director Review

The Board shall review and, if determined appropriate, adopt a process recommended by the Nominating and Governance Committee for reviewing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual Directors on an annual basis.

18.	Annual Review of the Board

Each year, the Board shall review its performance and effectiveness in accordance with the process established by the Nominating and Governance Committee.

19.	Policy of Practices for Directors

Directors are expected to carry out their duties in accordance with the Policy of Practices for Directors set out in Schedule A to this Charter.

December 28, 2005 and amended August 3, 2006, July 23, 2007, February 28, 2013 and December 17, 2014 and March 30, 2015.

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SCHEDULE A

POLICY OF PRACTICES FOR DIRECTORS

Attendance at Meetings

Each Director is expected to have a very high record of attendance at meetings of the Board of Directors, and at meetings of each committee on which the Director sits. A Director is expected to:

(i)	advise the Chair as to planned attendance at Board and committee meetings shortly after meeting schedules for the year have been distributed;

(ii)	advise the Chair as soon as possible after becoming aware that he or she shall not be able to attend a meeting; and

(iii)	attend a meeting by telephone conference if unable to attend in person.

Preparation for Meetings

Directors are expected to carefully review and consider the materials distributed in advance of a meeting of the Board of Directors or a committee of the Board of Directors. Directors are also encouraged to contact the Chair, the Chief Executive Officer and any other appropriate officers to ask questions and discuss agenda items prior to meetings.

The Chair shall ensure that all meeting materials are provided to the members of the Board in a timely manner to enable the members to conduct a careful review and consideration of the meeting materials.

Conduct at Meetings

Directors are expected to ask questions and participate in discussions at meetings, and to contribute relevant insights and experience. In discussions at meetings, a Director should:

(i)	be candid and forthright;

(ii)	not be reluctant to express contrary views;

(iii)	be concise and respect the time constraints of a meeting;

(iv)	be courteous to and respectful of other Directors and guests in attendance; and

(v)	openly conduct discussions in a manner which shall foster a consensus amongst the members of the Board.

Knowledge of the Corporation’s Business

Directors are expected to be knowledgeable with respect to the various fields and divisions of business. Although management has a duty to keep the Board of Directors informed about developments in the Corporation’s business, Directors have a primary duty of care and diligence, which includes a duty of inquiry. Directors should:

•	ask questions of management and other directors, at meetings and otherwise, to increase their knowledge of the business of the Corporation;

•	familiarize themselves with the risks and challenges facing the business of the Corporation;

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•	read all internal memoranda and other documents circulated to the directors, and all reports and other documents issued by the Corporation for external purposes;

•	insist on receiving adequate information from management with respect to a proposal before Board approval is requested;

•	familiarize themselves with the Corporation’s competitors; and

•	familiarize themselves with the legal and regulatory framework within which the Corporation carries on its business.

Personal Conduct

Directors are expected to:

(i)	exhibit high standards of personal integrity, honesty and loyalty to the Corporation;

(ii)	project a positive image of the Corporation to news media, the financial community, governments and their agencies, shareholders and employees;

(iii)	be willing to contribute extra efforts, from time to time as may be necessary including, among other things, being willing to serve on committees of the Board; and

(iv)	disclose any potential conflict of interest that may arise with the business or affairs of the Corporation and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

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SCHEDULE B

MAJORITY VOTING IN DIRECTOR ELECTIONS POLICY

In an uncontested election of Directors of the Corporation at a meeting of shareholders of the Corporation, any nominee for Director who receives a greater number of votes “withheld” from his or her election than votes “for” such election (a “Majority Withheld Vote”) shall promptly tender his or her resignation to the Chair of the Board of Directors (the “Board”) following the meeting of shareholders. In this policy, an “uncontested election” shall mean an election where the number of nominees for Director shall be equal to the number of Directors to be elected.

The Board shall consider the resignation offer and whether or not to accept it. The Board shall be expected to accept the resignation except in situations where extenuating circumstances would warrant that the applicable Director continue to serve on the Board. In considering whether or not to accept the resignation, the Board will consider all factors deemed relevant including, without limitation, the stated reasons why shareholders “withheld” votes from the election of that nominee, the length of service and the qualifications of the Director whose resignation has been tendered, such Director’s contributions to the Corporation and the Corporation’s corporate governance policies.

The Board shall act within 90 days following the applicable meeting of shareholders. Following the decision of the Board on the resignation, the Board shall promptly disclose, via press release, the decision whether to accept the Director’s resignation offer including the reasons for rejecting the resignation offer, if applicable. If a resignation is accepted, the Board may, in accordance with applicable law, appoint a new Director to fill any vacancy created by resignation.

Subject to the following, any Director who tenders his or her resignation pursuant to this policy shall not participate in any meeting of the Board to consider whether his or her resignation shall be accepted. If the Directors who did not receive a Majority Withheld Vote in the same uncontested election do not constitute a majority of the Board, then (i) the independent Directors shall appoint a committee amongst themselves to consider resignation offers and recommend to the Board whether to accept them, which committee shall include at a minimum any independent directors who did not receive a Majority Withheld Vote; and (ii) all Directors will participate in the subsequent determinations of the Board as to whether to accept resignations.

In the event that any Director who received a Majority Withheld Vote does not tender his or her resignation in accordance with this policy, he or she will not be re-nominated by the Board.

The Board may adopt such procedures as it sees fit to assist it in its determinations with respect to this policy.

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